UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Management Proposal

Ordinary and Extraordinary General Meeting

04.29.2022 – 2 p.m. (BRT)

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Management Proposal Ordinary and Extraordinary General Meeting 04.29.2022 – 2 p.m. (BRT)

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SUMMARY

1. Message from the Chairman of the Board of Directors	3
2. Call Notice of Meeting	5
3. Participation of shareholders in the OEGM	7
4. Matters to be resolved at the OEGM	11
EXHIBIT I POWER OF ATTORNEY	15
EXHIBIT II	17
COMMENTS OF THE ADMINISTRATIVE OFFICERS ON THE FINANCIAL CONDITION OF THE COMPANY (pursuant to Article 9th, item III of CVM Instruction no. 481/09)	17
EXHIBIT III	64
MANAGEMENT PROPOSAL FOR THE ACCOUNTING YEAR OF 2021 NET PROFIT ALLOCATION (pursuant to Article 9th, item II of Single Paraghaph and Annex 9-1-II of CVM Insctruction no. 481/09)	64
EXHIBIT IV	68
PROPOSAL FOR THE APPOINTMENT OF A NEW MEMBER OF THE COMPANY’S BOARD OF DIRECTORS (in compliance with items 12.5 to 12.10 of Annex 24 of CVM Instruction no. 480/09, pursuant to Annex A of CVM Instruction no. 552)	68
EXHIBIT V	70
PROPOSAL FOR THE ANNUAL GLOBAL COMPENSATION OF THE COMPANY’S MANAGEMENT (pursuant to Article 12 of CVM Instruction no. 481 and item 13 of Annex 24 of CVM Instruction no. 480)	70
EXHIBIT VI	99
STOCK-BASED COMPENSATION PLAN (pursuant to Annex 13 of CVM Instruction no. 481)	99

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1. Message from the Chairman of the Board of Directors

Dear Shareholder,

It is with great pleasure that I invite you, a shareholder of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“Getnet” or “Company”), to participate in our Ordinary and Extraordinary General Meeting (“OEGM”), to be held on April 29, 2021, at 2:00 P.M. (BRT)

Besides this Management Proposal (“Proposal”) a Manual for Participation in the OEGM (“Manual”) was prepared to assist you in understanding the matters presented, providing a conscious and reasoned decision-making process, anticipating possible clarifications and voting guidelines.

Pursuant to the Call Notice made available, we shall take resolutions on the following matters:

At Ordinary General Meeting:

  To take the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2021, accompanied by the Management Report, the balance sheet, other parts of the financial statements, and external auditors’ opinion;

  Allocation of net income for the accounting year of 2021;

  Ratification of the distribution of interest on equity as approved by the Board of Directors on December 21, 2021 and to amend the amount set forth in the minutes of this Board of Directors’ Meeting;

  Appointment of a new member of the Company’s Board of Directors.

At Extraordinary General Meeting:

  Proposal for the annual global compensation of the Company’s management  and members of Audit Committe and to ratify the global amount distributed to the managers as compensation during the accounting year of 2021;

  Management proposal for a Stock-based Compensation Plan; and

  Change in the Company’s corporate name in order to include the expression “Instituição de Pagamento” (payment institution) in compliance with Article 5, paragraph 4th of the Brazilian Central Bank Resolution no. 80, of March 25, 2021, with the corresponding amendment to the Article 1st of the Company’s by-laws.Management proposal for a Stock-based Compensation Plan; and

As established by the Brazilian Securities and Exchange Commission (CVM), in order to facilitate its analysis and evaluation of the matters to be resolved, this Proposal includes exhibits containing the information made available in addition to the Call Notice.

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We are at your disposal to clarify any questions through the emails societario@getnet.com.br ou ir@getnet.com.br.

We hope that this Proposal and the Manual fulfills its purpose in assisting your decision making. Your participation is essential for the Company.

Sincerely,

Carlos Rey de Vicente

Chairman of the Board of Directors

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2. Call Notice of Meeting

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

Publicly-Held Company

CNPJ nº 10.440.482/0001-54 - NIRE 35.300.567.064

CALL OF NOTICE

ORDINARY AND EXTRAORDINARY GENERAL MEETING

Shareholders are hereby invited to attend the Ordinary and Extraordinary General Meeting (“OEGM”) to be held on April 29, 2022, at 2:00 PM (BRT), at the principal place of business of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“Getnet” or “Company”), located at Avenida Presidente Juscelino Kubitschek No. 2041 – 2nd mezzanine, Vila Olímpia, São Paulo/SP, to resolve upon the following Agenda:

At Ordinary General Meeting:

  To take the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2021, accompanied by the Management Report, the balance sheet, other parts of the financial statements and external auditors’ opinion;

  Allocation of net income for the accounting year of 2021;

  Ratification of the distribution of Interest on Equity as approved by the Board of Directors on December 21, 2021 and to amend the amount set forth in the minutes of this Board of Directors’ Meeting;

  Appointment of a new member of the Company’s Board of Directors.

At Extraordinary General Meeting:

  Proposal for the annual global compensation of the Company’s management and members of Audit Committe and to ratify the global amount distributed to the managers as compensation during the accounting year of 2021;

  Management proposal for a Stock-based Compensation Plan ; and
    Change in the Company’s corporate name in order to include the expression “Instituição de Pagamento” (payment institution) in compliance with Article 5, paragraph 4th of the Brazilian Central Bank Resolution no. 80, of March 25, 2021, with the corresponding amendment to the Article 1st of the Company’s by-laws.

General Instructions:

1.Considering the effects of the Covid-19 Pandemic (the new Coronavirus) and the measures taken by health and government authorities to contain the spread of such disease at the time of publication of this Notice, the Company has intensified its sanitation protocols and measures in the physical reception environments , at the place where the OEGM will take place, for the benefit of the shareholders who choose to vote in person.

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Our recommendation to the shareholders is to make use of remote voting instruments, either by the electronic means available or by sending written votes to the Company, or granting standardized powers of attorney with voting guidance, according to the instructions provided in the Manual.

2.The shareholders or their legal representatives shall appear at the OEGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, shareholders shall leave at the Company's principal place of business, at least seventy-two (72) hours before the OEGM is held, a power of attorney granted according to the applicable law.

3.The documents related to the matters to be examined and resolved at the OGM are available to shareholders (i) on the website (https://ri.getnet.com.br/governanca-corporativa/reunioes-e-assembleias/– em Governança Corporativa >> Reuniões e Assembleias); (ii) on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br); (iii) on the website of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br); and (iv) at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek nº 2041, conj. 121 – Bloco A, Vila Nova Conceição, São Paulo/SP – Investors Relations Department, where they can be consulted, on working days, from 10:00 a.m. until 4:00 p.m. (BRT).

4.Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Instruction 481/09, allowing shareholders to send remote voting ballots directly to the Company, to the bookkeeper or their respective custody agents, according to the procedures described in the Manual for Participation.

São Paulo, March 29, 2022.

Carlos Rey de Vicente
Chairman of the Board of Directors

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3. Participation of shareholders in the OEGM

Getnet shareholders may participate in the OEGM in person or by proxy, as specified in item 3.2 below.

Shareholders will be required to provide the following documents to participate in the OEGM:

Individual:

• Identity document with photo[1] (original or copy)

• proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution (original or copy). The Company recommends that said proof be issued within two (2) business days before the date scheduled for the Meeting.

Legal entity:

• corporate documents that prove the legal representation of the shareholder (original or copy)[2]

• legal representative's identity document with photo (original or copy);

• proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution (original or copy). The Company recommends that said proof be issued within two (2) business days before the date scheduled for the Meeting.

Investment Fund:

•  identity document of the legal representative of the Investment Fund’s manager (or of the manager, as the case may be) with photo (original or copy);

• simple copy of the last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney);

• proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution (original or copy). The Company recommends that said proof be issued within two (2) business days before the date scheduled for the Meeting.

3.1. In-person participation

Getnet shareholders may participate in the OEGM by attending the place where it will be held and declaring their vote, according to the types of shares they own (common and/or preferred), and the matters to be voted on.

Prior to the OEGM, the shareholders shall sign the Attendance Book. Shareholders without voting rights may attend the OEGM and discuss all matters submitted for resolution.

3.2. Participation by Proxy

The shareholder may be represented at the OEGM by an attorney-in-fact, duly appointed under a public or private instrument, and pursuant to article 126, § 1 of the Corporations Act, the attorneys-in-fact shall have been appointed less than one (1) year ago, and they shall be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, with the investment fund’s manager being responsible for representing the quotaholders.

[1] The following documents are accepted: RG and CPF; CNH; Passaport; or Professional Card duly attested by the competent authorities, containing CPF number.
[2] Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election).
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The originals or copies of the documents mentioned above may be delivered at the Company's headquarters by the time the OEGM is held.

However, in order to facilitate shareholders' access to the OEGM, we recommend that the delivery of such documents be made at least seventy-two (72) hours before the OEGM is held.

In the case of submittal of documents via email, we request that the shareholder contact the Company, so that the originals or copies can be delivered by the day the OEGM is held.

In case the Shareholder is unable to attend the OEGM or cannot yet be represented by an attorney-in-fact of his/her/their choice, the Company will make available an attorney-in-fact to vote for the shareholder, in accordance with his/her/their voting instructions, according to the power of attorney template in Exhibit 1 to this Proposal.

Furthermore, it should be noted that in addition to the power of attorney, the shareholder shall forward the documents required by the Company to participate in the OEGM, as provided for in item 3 above.

The documents shall be delivered at the Company’s headquarters at Avenida Presidente Juscelino Kubitschek, n° 2041, conj, 121, Bloco A - Vila Olímpia - São Paulo – SP – Investors Relations Department (e-mail: ir@getnet.com.br).

3.3. Remote Voting Participation

Pursuant to articles 21-A et seq. of CVM Instruction no. 481, the Company's shareholders may also vote at shareholders’ meetings by means of remote voting, to be formalized through the “remote voting ballot” (“Ballot”), the template of which is available in the Corporate Governance area of the Company’s Investor Relations website (https://ri.getnet.com.br/), or on the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc).

The shareholder that chooses to exercise his/her/their voting rights remotely shall do so by one of the options described below:

(I)              Submittal of the Ballot to Custody agents

The Shareholder that chooses to cast remote voting through his/her/its respective custodian agent (“Custodian") shall convey his/her/their voting instructions in accordance to the rules determined by the Custodian, which shall forward said voting ballots to the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão. Shareholders shall contact his/her/their respective Custodians to check the procedures established by them for issuance of ballot voting instructions, as well as the documents and information required to do so.

The Shareholder shall convey the instructions for completion of the Ballot to his/her/their Custody agents by 04/22/2022 (including), unless defined otherwise by them.

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(II)              Submittal of the Ballot by the Shareholder to the Bookkepper

The Shareholder who chooses to cast the remote vote through the Company's Bookkeeper shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/their legal representative(s), as applicable, and in accordance with the applicable legislation.

The following documents shall be forwarded to the Bookkeeper:

(i) original copy of the Ballot, duly completed, initialed and signed; and

(ii) copy of the documents indicated in the item 3 above, as applicable:

The documents shall be sent to the Bookkeeper within 15 days before the date of the OEGM, in other words, by 04/15/2022 (including) (i) at the following address: Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho - Santo Amaro – São Paulo/SP – CEP 04752- 005; or (ii) via email, to the electronic address custodiaacionistavotodistancia@santander.com.br.

After receiving the documents, the Bookkeeper, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 04/22/2022.

Ballots received by the Bookkeeper after 04/22/2022 shall be disregarded.

(III)              Submittal of the Ballot directly to the Company

The Shareholder who chooses to cast the remote vote through the Company shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholderor his/her/its legal representative(s), as applicable, and in accordance with the applicable legislation.

The following documents shall be forwarded to the Company:

(i) original copy of the Ballot, duly completed,initialed and signed; and

(ii) copy of the documents indicated in the item 3 above, as applicable:

The documents shall be sent to the Bookkeeper within 15 days before the date of the OEGM, in other words, by 04/15/2022 (including) (i) to the following address: Avenida Presidente Juscelino Kubitscheck, 2041 – conj. 121, Bloco A – Vila Nova Conceição – São Paulo/SP – CEP 04543-011; or (ii) via e-mail to ir@getnet.com.br. No certification of signature or any similar procedure is required by the Company.

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After receiving the documents, the Company, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 04/22/2022.

Ballots received by the Company after 04/22/2022 shall be disregarded.

General Information:

➢in accordance with Article 21-S of CVM Instruction No. 481, the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão, upon receiving the voting instructions from the shareholders through their respective custody agents shall disregard any diverging instructions in relation to the same resolution that has been issued by the same CPF or CNPJ registration number; and

➢ upon termination of the deadline for remote voting, in other words, by 04/22/2022 (including), the shareholder will not be able to change the voting instructions already sent, except if attending the Shareholders' Meeting or represented by power of attorney, upon express request for disregard of the voting instructions sent through the Ballot, before the respective matter(s) is subject to voting.

3.4. ADS Holders

Holders of American Depositary Shares (ADSs) shall be given the right to vote on the matters listed on the Agenda, subject to the same criteria applied in relation to national investors, according to the type of shares (common or preferred) on which their ADSs are backed. ADS holders will be duly instructed by The Bank of New York Mellon, depository institution for ADSs backed by Santander Brasil shares.

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4. Matters to be resolved at the OEGM

Below you shall find clarifications made by the Company’s management regarding each of the items to be resolved in the OEGM. According to the Call Notice made available to the shareholders, our OEGM shall take resolutions regarding the following matters of the Agenda:

4.1.              Matters to be resolved at the Ordinary General Meeting

(i)              To take the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2021, accompanied by the Management Report, the balance sheet, other parts of the financial statements and external auditors’ opinion.

The documents presented by the management are:

(a)   Management Report showing the operating statistics and the analysis and discussion of the Administrative Officers of the principal accounts of the Statement of Income for the Accounting Year of 2021;

(b)   Comments of the administrative officers on the financial condition of the Company (Exhibit II – Item 10 of the Reference Form);

(c)   Copy of the Financial Statements and Explanatory Notes;

(d)   Opinion of the Independent Auditors;

(e)   Standardized financial statements form – DFP.

The management documents identified above, except for item (ii) above, were made available to the CVM, via the IPE system, at the time of disclosure of the individual and consolidated financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, on March 10th, 2022, and for the consolidated financial statements of the Company in accordance with the IFRS as issued by the IASB made available on March 10th, 2022. These documents can be found on the electronic address of the CVM (www.cvm.gov.br), or of the Company (www.ri.getnet.com.br), according to information shown in Exhibit II of this Proposal.

The Company’s management proposes that the sharehoders examine in detail the management accounts and the Company’s Financial Statements so that they can deliberate about their approval.

(ii)              Allocation of net income for the accounting year of 2021.

The Executive Board presentes a proposal for the accouting year of 2021 net profit allocation in compliance with the provisions of Article 9, first paraghaph, item II and the respective Annex 9-1-II to the CVM Instruction nº 481. Said proposal is contained in Exhibit III to this Proposal. We recommend the careful reading of said exhibit.

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The net profit of the Company in the accouting year of 2021 was R$ 476,190,813.71.

The management proposes the following allocation for net income for the acoounting year of 2021:

(i)The amount of R$ 28,688,000.00 to the Company’s legal reserve account;

(ii)The gross amount of R$ 298,000,000.00 have already been object of decision in the Board of Directors’ Meeting held on December 21, 2021, distributed as Interest on Equity to shareholders and allocated within the mandatory minimum dividends. This value corresponde to 25% of the ajusted net profit of the Company and were paid to the shareholders based on their respective shares in the share capital of Company; e

(iii)The balance of the remaining net profit after the allocation above, to the value of R$365,678,000.00 for Dividends Equalization Reserve Account and for Capital Increase Reserve Account in equal proportions, pursuant to Article 35 of the Company’s Bylaws.

The management understands that the proposal for allocation of net profits above was formulated in accordance with the legal and statutory obligations applicable to the Company, and is in line with the goals and strategies of the Company, which is why the board recommends its approval without restrictions.

(iii)              Ratification of the distribution of Interest on Equity as approved by the Board of Directors on December 21, 2021 and to amend the amount set forth in the minutes of this Board of Directors’ Meeting.

In addittion to the matter indicated upon the item 4.1 (ii) above, the Company proposes the ratification of the distribuition of Interest on Equity approved, ad referendum of the Ordinary General Meeting, in the Board of Directors’ Meeting held on December 21, 2021, to the gross amount of R$298.000.000,00.

Furthermore, the Company emphasize that, erroneously, it was indicated in the minutes of the mentioned Meeting that the net amount distributed was R$253.000.000,00, which shall be amended to indicate the net amount of R$253.300.000,00.

(iv)              Appointment of a new member of the Company’s Board of Directors.

The Company proposes to the OEGM the election, as as efective member of the Board of Directors, to a jointly term of office, i.e. until the OGM that shall resolve the financial statements of the accounting year of 2022, of Mr. Cassio Schmitt. The information pertaining to the election of Mr. Cassio Schmitt, pursuant to Article 10 of CVM Instruction no. 481, is set forth in the Exhibit IV to this Proposal.

4.2.              Matters to be resolved at the Extraordinary General Meeting

(i)              Deliberating on the proposal for the annual global compensation of the Company’s management and members of Audit Committe and to ratify the global amount distributed to the managers as compensation during the accounting year of 2021.

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The management presents a proposal for remuneration of the Company’s management, complying with the provisions of Article 12, items I and II of CVM Instruction 481 and item 13 of the Reference Form of the Company, on the terms of Exhibit V to this Proposal. This Exhibit V sets out the proposal for compensation of the managers for the period from January to December, 2022 and the global amount paid to the managers during 2021, for which is requested the ratification by the shareholders.

Effectively, for the period from January to December, 2021 it was paid to the Company’s management members the amount of R$ 29,146,000.00, covering fixed remuneration, variable remuneration, and benefits, as well as the amount of R$ 240,000.00 paid to the members of the Audit Committee.

For the period from January to December, 2022, the amount proposed by the management as the annual global compensation for the Company’s management (Board of Directors and Executive Board) is of up to R$ 42,780,000.00, covering fixed remuneration, variable remuneration and benefits, being acknowledged that such amount does not include social security duties, which the estimative for this period is to reach the amount of up to R$ 8,931,000.00.

The amount proposed by the Board of Directors as annual global compensation of the members of the Audit Committee for the twelve (12) months period counting from January 1st, 2022 is of up to R$ 1,056,000.00.

(ii)              Deliberating on the management proposal for a Stock-based Compensation Plan.

The document presented by the Company’s management and set forth in the Exhibit VI of this Proposal contains the information related to the Stock-based Compensation Plan to be deliberated by the shareholders. The Company recommends to its shareholders a close reading of it.

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(iii)              Deliberating on the change in the Company’s corporate name in order to include the expression “Instituição de Pagamento” (payment institution) in compliance with Article 5, paragraph 4th of the Brazilian Central Bank Resolution no. 80, of March 25, 2021, with the corresponding amendment to the Article 1st of the Company’s by-laws.

In compliance with Article 5, paragraph 4th of the Brazilian Central Bank Resolution no. 80, of March 25, 2021, the Company must include in its corporate name the expression “Instituição de Pagamento” (payment institution). Therefore, the Company’s corporate name shall be read as “Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento”.

As consequence of this regulatory requirement, the Article 1st of the Company’s by-laws shall be amended in order to include the new expression in the corporate name, which shall be read as follows:

“Article 1st. A GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO” (“Company”) is a joint-stock company ruled both by the terms set forth in this by-laws and the applicable legal dispositions, mainly the Law no. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”).

Finally, the Company informs to its shareholders that the change herein mentioned neither represent nor will represent any reform of its by-laws, so the Company deems sufficient the transcription of Article 1st as indicated above for a full comprehension of the amendment required by the Brazilian Central Bank.

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EXHIBIT I
POWER OF ATTORNEY

POWER OF ATTORNEY

[SHAREHOLDER], [QUALIFICATION] (“Grantor”), appoints as his/her/its attorneys-in-fact Messrs. FRANCIS BALANSIN NEUMANN, Brazilian, married, lawyer, registered upon OAB/RS under the no. 68.741 and upon CPF/ME under the no. 961.445.050-91; and LÓREN CRISTINE RIBEIRO DIAS, Brazilian, singler, lawyer, registred upon OAB/SP under the no. 373.795 and upon CPF/ME under the no. 399.892.578-33, both of them with firms in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, no. 2041 - Bloco A – conj. 121 – Vila Olímpia (“Grantees”), to represent, individually, regardless of the order of appointment, the Grantor, as shareholder of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“Company”), at the Company's Ordinary and Extraordinary General Meeting to be held, on first call, on April 29, 2022, at 2:00 PM, at the Company's headquarters, at Avenida Presidente Juscelino Kubitschek, no 2041 – 2º mezanino, Vila Olímpia, São Paulo/SP, and if necessary on second call, on a date to be informed in due course (“OEGM”), to whom powers are granted to attend the meeting and vote, on behalf of the Grantor, in accordance with the voting guidelines set forth below for each of the items on the Agenda:

A – At the Ordinary General Meeting

(i)      To take the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2021, accompanied by the Management Report, the balance sheet, other parts of the financial statements, and external auditors’ opinion;

(   ) For                            (   ) Against                            (   ) Abstention

(ii)      Deliberating on the allocation of net income for the accounting year of 2021;

(   ) For                            (   ) Against                            (   ) Abstention

(iii)    Ratification of the distribution of Interest on Equity as approved by the Board of Directors on December 21, 2021 and to amend the amount set forth in the minutes of this Board of Directors’ Meeting;

(   ) For                            (   ) Against                            (   ) Abstention

(iv)     Deliberating on the appointment of a new member of the Company’s Board of Directors.

(   ) For                            (   ) Against                            (   ) Abstention

B – At the Extraordinary General Meeting

(i)      Deliberating on the proposal for the annual global compensation of the Company’s management and members of Audit Committe and to ratify the global amount distributed to the managers as compensation during the accounting year of 2021.

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(   ) For                            (   ) Against                            (   ) Abstention

(ii)      Deliberating of the management proposal for a Stock-based Compensation Plan.

(   ) For                            (   ) Against                            (   ) Abstention

(iii) Change in the Company’s corporate name in order to include the expression “Instituição de Pagamento” (payment institution) in compliance with Article 5, paragraph 4th of the Brazilian Central Bank Resolution no. 80, of March 25, 2021, with the corresponding amendment to the Article 1st of the Company’s by-laws.

(   ) For                            (   ) Against                            (   ) Abstention

The Grantees are hereby authorized to abstain from any resolution or act for which they have not received, at their discretion, sufficiently specific voting guidelines. The Grantor shall hold the Grantees above harmless and free from any and all claims, disputes, demands, losses, or damages, of any nature, arising from the fulfillment of this instrument, except in cases of acts performed in an abusive and excessive manner, pursuant to the legislation in effect.

The power of attorney shall only be valid for the OEGM mentioned above.

[Place], [month] [day], 2022.
[Signature of Grantor]

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EXHIBIT II

COMMENTS OF THE ADMINISTRATIVE OFFICERS ON THE FINANCIAL CONDITION OF THE COMPANY (pursuant to Article 9th, item III of CVM Instruction no. 481/09)

I - General financial and equity conditions

The financial information contained in this Reference Form derives from the Company's audited consolidated financial statements for the fiscal years ended December 31st, 2021, 2020, and 2019, and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The abbreviations "HA" and "VA" in the columns of certain tables in Section 10 of the Reference Form refer to "Horizontal Analysis" and "Vertical Analysis," respectively. Horizontal Analysis compares ratios or line items in financial statements over time. Vertical Analysis reflects the percentage or line item in relation to net operating income for the indicated years or relative to total assets as of the indicated dates, unless otherwise specified.

All information in Section 10 has been rounded to the nearest thousand, except where otherwise indicated, resulting in rounding of the last digit. Thus, the calculations may present immaterial discrepancies.

(a)              general financial and equity conditions

Overview

Getnet is a technology company that provides payment solutions to businesses of all sizes, from major corporations to small entrepreneurs. The Company's product portfolio includes physical solutions such as SuperGet, point-of-sale ("POS") devices, digital POS, and electronic funds transfer ("TEF"), as well as digital solutions (mobile and e-commerce: checkout, digital store, payment split, recurrence, reconciliation, safe, anti-fraud, and payment slip) and service-focused operations (GetData, Installment Payments, Prepayment of Receivables, Getnet App, Recharge, Customized Projects, and Specialized Advisory).

The Company processes over 3 billion payments each year and has its own technology teams, along with a robust infrastructure (Operations Monitoring Center – NOC, Innovation Lab, and Data Center – the only Tier IV-certified data center in Latin America). Getnet also holds key industry certifications, including Visa Pin 2.0, PCI, and ISO 9001, 27001, and 10002.

Additionally, the Company is present in more than 1,200,000 (one million, two hundred thousand) commercial establishments or merchant points of sale, with administrative offices in the cities of São Paulo, Porto Alegre, and Campo Bom. All these factors have contributed to Getnet's current standing as Latin America's third largest acquirer.

Company's operating segment

The Company's operations encompass a diverse range of products, the most notable of which are as follows:

(a)	the rendering of acquiring services to merchants and service providers for the acceptance of credit and debit cards;

17

(b)	data and information capture, transmission, and processing through a network of various devices;
(c)	installation, de-installation, monitoring, supply, maintenance, and lease of devices used in transaction capture networks; and
(d)	licensing and software development and commercialization. Nonetheless, the Company as a whole is regarded as a single operating segment.

Macroeconomic analysis

Since most of the Company's operations are related to Brazil, it is heavily impacted by the country's macroeconomic, political, and social conditions, which have been volatile in recent years. External developments, such as events in other market economies, also affect, albeit to a lesser extent, the Company's financial condition and operating results.

The Company's financial condition and operating results are directly affected by the overall economic situation prevailing in Brazil, particularly by variables such as GDP, inflation, interest rates, currency fluctuations, and government fiscal policies. Furthermore, the degree of activity in the Brazilian economy influences demand for acquiring services and payment-related products, which are the Company's primary areas of business.

In 2019, Brazil's GDP grew by 1.1%, while the Brazilian Real declined by 4.0% versus the US Dollar, reaching R$ 4.03 for every US$ 1.00 on December 31st, 2019. In response to the prolonged scenario of subdued growth and the prospect of low inflation in the coming months, the Brazilian Central Bank's Monetary Policy Committee ("COPOM") initiated a new cycle of interest rate cuts in 2019, lowering the benchmark SELIC rate four times in 2019, to 4.4% per year in December 2019. According to Brazil's official statistics agency IBGE, the average unemployment rate in the fourth quarter of 2019 was 11.0%. Inflation rates measured by the consumer price index ("IPCA") and the general market price index ("IGP-M") reached 4.3% and 7.3% per year, respectively, in the 12-month period ended December 2019.

Due to the Covid-19 pandemic, the year 2020 was characterized by a succession of adverse indicators. Brazilian GDP contracted by 4.1% in 2020, and the Brazilian Real devalued by 28.9% against the US dollar, reaching R$ 5.20 for every US$ 1.00 on December 31st, 2020. COPOM continued its interest rate reductions in 2020, with the SELIC rate hitting 1.9% per year in December 2020. The average unemployment rate in the fourth quarter of 2020, according to IBGE, was 13.9%. In 2020, inflation was 4.5% and 23.1% per year, as measured by the IPCA and IGP-M, respectively.

Brazil's GDP increased by 4.6% in 2021, while the Brazilian Real depreciated by 7.3% against the US dollar, to R$ 5.40 for every US$ 1.00 on December 31st, 2021. In 2021, to counter inflation, COPOM began a cycle of interest rate hikes, raising the SELIC seven times, to 9.25% per year in December 2021. According to IBGE, the average unemployment rate in the fourth quarter of 2021 was 11.1%. The inflation rate, as measured by the IPCA and IGP-M, was 10.0% and 17.78% per year, respectively, in the 12-month period ended December 2021.

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Moreover, given the severe recession that spanned from 2014 to 2016, the Brazilian government posted primary balance deficits of 0.84% in 2019 and 9.49% in 2020, according to Central Bank data. In 2021, it recorded its first primary balance surplus since 2013, at 1.7%. Although the Brazilian government is pursuing fiscal adjustment, reforms, and spending cuts, this program faces execution obstacles, most notably due to increased public spending to manage the consequences of the Covid-19 pandemic in Brazil.

The following table displays GDP growth, inflation, interest rates, and the US dollar exchange rate over the specified time periods:

	Fiscal Year ended December 31st
(BRL thousand/when applicable)	2021	2020	2019
GDP growth	4.6%	(4.1%)	1.1%
Inflation (IGP-M)	17.8%	23.1%	7.3%
CDI	9.3%	4.5%	4.3%
SELIC “interest rate” (end of period)	9.25%	2.8%	6.0%
Diluted earnings per share [1]	0.24	0.19	0.43
Brazilian Real depreciated against the US dollar (end of period)	7.3%	28.9%	4.0%
Exchange rate at the end of the period (BRL to USD 1.00)	5.58	5.20	4.03
Average exchange rate (R$ para US$ 1,00)	5.58	5.16	3.95
Average unemployment rate	11.1%	13.9%	11.0%

[1] Diluted earnings per share is calculated by dividing net income attributable to the Controlling Shareholder by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued upon conversion of all potentially dilutive common shares into common shares.

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Financial Performance

The following are the key financial and liquidity metrics representing the general conditions of the Company:

(a)   Balance sheets

	Fiscal Year ended December 31st
(BRL thousand / when applicable)	2021	2020	2019
Equity	3,323,919	2,742,883	3,211,799
Current Assets	57,070,403	41,478,266	25,562,506
Noncurrent Assets	1,964,418	1,543,432	1,578,628
Current Liabilities	55,627,904	40,177,141	23,849,959
Noncurrent Liabilities	82,998	101,674	79,376

On December 31st, 2021, 2020, and 2019, the Company's liquidity ratios (defined as current assets divided by current liabilities, illustrating the Company's short-term liquidity) were 1.03, 1.03, and 1.07, respectively. This relative stability of the liquidity ratio reflects the period-to-period congruence of current assets and current liabilities.

(b)   Income statement for the fiscal years indicated

	Fiscal Year ended December 31st
(BRL thousand / when applicable)	2021	2020	2019
Gross profit (restated)	1,094,283	894,303	1,576,382
Operating profit	554,479	489,994	1,026,035
Earnings Before Income Tax and Social Contribution	563,008	496,187	1,099,861
Net income for the year	475,191	361,013	794,032
Diluted earnings per share[2]	0.24	0.19	0.43

2 Diluted earnings per share is calculated by dividing net income attributable to the Controlling Shareholder by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued upon conversion of all potentially dilutive common shares into common shares.

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(c)    Cash and cash equivalents:

	Fiscal Year ended December 31st
(BRL thousand / when applicable)	2021	2020	2019
Cash	229	41	32
Bank balances	646,304	255,407	200,843
Foreign currency cash and investments abroad3	23,908	9,648	10,827
Cash and cash equivalents	670,441	265,096	211,702

Management understands that the Company's financial and equity position is sufficient to implement its business plan and fulfill its short- and medium-term obligations. The Company's cash generation, working capital, and cash resources, in conjunction with available lines of credit, are sufficient to finance its operations and meet its funding requirements to execute its business plan.

b.                  capital structure and possibility of redeeming shares or quotas, indicating:

The Company and its subsidiaries operate under a capital management framework consisting of a continuous process of monitoring and controlling the capital held by Getnet, assessing the need for additional capital to address the risks it faces, and planning capital targets and requirements in line with strategic objectives.

In its financial filings for the last three fiscal years, the Company disclosed the following capital structure:

	Fiscal Year ended December 31st
(BRL thousand)	2021	(%) Total Liabilities	2020	(%) Total Liabilities	2019	(%) Total Liabilities
Shareholders' Equity (Equity) (a)	3,323,919	5.6%	2,742,883	6.4%	3,211,799	11.8%
Third-Party Capital (Current and Non-Current Liabilities) (b)	55,710,902	94.4%	40,278,815	93.6%	23,929,335	88.3%
Total Capital (a+b)	59,034,821	100.0%	43,021,698	100.0%	27,141,134	100.0%

3 Refers to financial investments with immediate liquidity in U.S. dollars.

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The shareholders’ equity presented by the Company is divided into (i) share capital (fully paid-in); (ii) capital reserve; (iii) comprehensive income; and (iv) profit reserves.

The Company understands that its existing capital structure is adequate to support its business plan and that the proportion of third-party capital used to finance its operations is appropriate.

c.                  ability to fulfil the financial commitments undertaken

Based on an analysis of performance indicators and operating cash flow, Management understands that the Company has sufficient financial resources to satisfy its financial obligations and fund its operations.

This perspective is corroborated by the Company's liquidity ratio (a measure of its short-term liquidity determined by dividing current assets by current liabilities) of 1.03, 1.03, and 1.07 on December 31st, 2021, 2020, and 2019, respectively. Hence, current assets always exceeded current liabilities during the applicable period.

d.                    funding sources for working capital and investment in non-current assets

In the fiscal years ended December 31st, 2021, 2020, and 2019, the Company funded its working capital and non-current asset investment through cash earned from its operating activities and third-party financing in the form of domestic loans, among other lines of credit, as described in item 10.1(f) below.

e.                     funding sources for working capital and investment in non-current assets that the Company intends to use to cover any liquidity shortfall

Management understands that there is no need for funds that cannot be supported by current or future assets available to the Company. If additional funds are required to address short-term liquidity gaps, the Company intends to raise them through the Brazilian capital market and/or financial institutions with which it has a good relationship.

f.                    indebtedness level and debt characteristics

The following tables detail the key liquidity metrics used by Management to assess the Company's business and indebtedness level:

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Indebtedness ratio

	Fiscal Year ended December 31st
(BRL thousand / when applicable)	2021	2020	2019
Shareholders’ equity	3,323,919	2,742,883	3,211,799
Current liabilities	55,627,904	40,177,141	23,849,959
Non-current liabilities	82,998	101,674	79,376
Debt-to-equity ratio[4]	16.761	14.685	7.463

On December 31st, 2021, 2020, and 2019, the debt-to-equity ratios (calculated by dividing the total amount of current and non-current liabilities by shareholders' equity) were 16.761, 14.685, and 7.450, respectively. The significant difference between the fiscal years ended December 31st, 2019 and 2020 is mostly due to rises of 69.4% and 66.3% in accounts payable5, as well as loans and financing6, respectively.

(a)   Loans and financing in the applicable period (in BRL thousand):

Balance on December 31st, 2021	3,489,858
Additions	6,511,673
Principal payments	(4,164,474)
Accrued interest	110,715
Paid interest	(59,213)
Balance on December 31st, 2020	1,091,157
Additions	2,842,742
Principal payments	(2,399,622)
Accrued interest	28,552
Paid interest	(33,060)
Balance on December 31st, 2019	652,545
Additions	599,160
Principal payments	(50,054)
Accrued interest	12,140
Paid interest	(5,271)

4 The debt-to-equity ratio is determined by dividing the sum of current and non-current liabilities by shareholders' equity.
5 Mostly refers to the amounts to be passed on to merchants due to debit and credit card sales transactions, which expanded significantly during the period.
6 Including BRL-denominated transactions with credit institutions deriving from lines of credit for loans, financing, and on-lending in the country (BNDES and Finame).

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Balance on December 31st, 2018	96,570

(b)   Debt breakdown:

	Fiscal Year ended December 31st
(BRL thousand / when applicable)	2021	2020	2019
Up to three months	3,454,903	1,058,034	618,979
From three to 12 months	9,813	5,313	20,254
Over 12 months	25,142	27,810	13,312

i.                    material loan and financing agreements

The following is a summary of the Company's most significant debt instruments as of December 31st, 2021:

Working Capital

The Company issued 18 (eighteen) bank credit notes in favor of Santander Brasil for working capital purposes, all of which remained outstanding as of December 31st, 2021. The table below details the respective amounts, interest rates, and maturities. These notes are not guaranteed.

Inception	Initial Balance (BRL)	Interest Rate (CDI)	Maturity	2021
10/11/2021 10/11/2021 10/13/2021 10/14/2021 10/18/2021 10/18/2021 10/20/2021 10/20/2021 10/20/2021 10/25/2021 10/25/2021 10/25/2021 11/11/2021 11/11/2021 11/22/2021 11/22/2021 11/30/2021 12/20/2021

100,000,000.00

150,000,000.00

250,000,000.00

400,000,000.00

250,000,000.00

50,000,000.00

200,000,000.00

400,000,000.00

150,000,000.00

100,000,000.00

50,000,000.00

300,000,000.00

200,000,000.00

150,000,000.00

200,000,000.00

50,000,000.00

150,000,000.00

250,000,000.00

  3,400,000,000.00

		111.20% 111.20% 111.20% 111.20% 111.20% 111.20% 111.10% 111.10% 111.10% 100.11% 100.11% 100.11% 110.53% 110.53% 110.44% 110.44% 108.60% 108.40%	01/10/2022 01/10/2022 01/10/2022 01/12/2022 01/17/2022 01/17/2022 01/18/2022 01/18/2022 01/18/2022 01/23/2022 01/23/2022 01/23/2022 01/10/2022 01/10/2022 01/21/2022 01/21/2022 01/29/2022 02/18/2022

101,862,063.00

152,793,094.50

254,588,100.00

407,233,696.00

254,387,030.00

50,877,406.00

203,399,374.00

406,798,748.00

152,549,530.50

101,648,073.00

50,824,036.50

304,944,218.99

202,472,576.00

151,854,432.00

202,078,480.00

50,519,620.00

151,244,212.50

250,848,805.00

  3,450,923,495.99

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ii.                  other long-term relationships with financial institutions

Getnet has partnered with Santander Brasil to expand its acquiring activities, as well as to offer certain financial and payment services and solutions. Please refer to item 16.4 for further information.

iii.                degree of subordination between the Company's debts

None of the Company's or its subsidiaries' financial debts contain a contractual subordination clause, and so there is no preference relationship between them.

The Company's debts secured with collateral receive priority and are privileged under the law.

It should also be noted that, in case of bankruptcy of the Company, the credit classification will be defined pursuant to the provisions of Law No. 11,101/05.

iv.                   any restrictions imposed on the issuer, particularly those relating to indebtedness limits and contracting of new debt, dividend payments, asset transfers, issuance of new securities, and transfer of a controlling stake

The Company's loan and financing agreements contain no restrictions on indebtedness limits or the contracting of new debt, dividend payments, asset transfers, issuance of new securities, or transfer of a controlling stake.

The Company is subject to indebtedness limitations established by applicable legislation and regulations governing payment institutions, as well as limits imposed by its Bylaws and internal policies.

g.                usage limits of already contracted financing

On the date of this Form, the Company did not have any financing agreement, in addition to those already mentioned above, whose disbursement has not been fully carried out.

h.                material changes to each item of the financial statements

The following analyses and discussions provide investors with information derived from the Consolidated Financial Statements, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), for the fiscal years ended December 31st, 2021, 2020, and 2019.

IFRS CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31st, 2021 AND DECEMBER 31st, 2020

(BRL thousand)	12/31/2021	VA	12/31/2020	VA	HA

CURRENT ASSETS

Cash and cash equivalents	670,441	1.1%	265,096	0.6%	152.9%
Financial investments	1,430,653	2.4%	925,383	2.2%	54.6%
Derivatives	-	-	-	-	-
Accounts receivable	54,578,684	92.5%	39,968,233	92.9%	36.6%
Prepaid and recoverable taxes	149,235	0.3%	52,277	0.1%	185.5%
Inventories	40,899	0.1%	61,559	0.1%	-33.6%
Other assets	200,491	0.3%	205,718	0.5%	-2.5%
Total current assets	57,070,403	96.7%	41,478,266	96.4%	37.6%

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NON-CURRENT ASSETS

Deferred income tax and social contribution	422,034	0.7%	73,859	0.2%	471.4%
Fixed assets	631,598	1.1%	613,861	1.4%	2.9%
Right-of-use assets	25,703	0.0%	21,905	0.1%	17.3%
Intangible assets	885,083	1.5%	833,807	1.9%	6.1%
Total non-current assets	1,964,418	3.3%	1,543,432	3.6%	27.3%
Total assets	59,034,821	100.0%	43,021,698	100.0%	37.2%

CURRENT LIABILITIES
Accounts payable	51,610,405	87.4%	38,767,156	90.1%	33.1%
Derivatives	-	-	-	-	-
Loans and borrowings	3,464,649	5.9%	1,063,347	2.5%	225.9%
Taxes payable	30,976	0.1%	41,720	0.1%	-25.8%
Dividends payable	298,000	0.5%	29,227	0.1%	919.6%
Leasing liabilities	9,742	0.0%	4,265	0.0%	128.4%
Other liabilities	214,132	0.4%	271,426	0.6%	-21.1%
Total current liabilities	55,627,904	94.2%	40,177,141	93.4%	38.5%

NON-CURRENT LIABILITIES
Provision for contingencies	15,013	0.0%	11,425	0.0%	31.4%
Deferred income tax and social contribution payable	3,345	0.0%	7,876	0.0%	-57.5%
Loans and borrowings	25,209	0.0%	27,810	0.1%	-9.4%
Leasing liabilities	16,573	0.0%	18,784	0.0%	-11.8%
Other liabilities	22,858	0.0%	35,779	0.1%	-36.1%
Total non-current liabilities	82,998	0.1%	101,674	0.2%	-18.4%

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EQUITY
Share capital	1,422,496	2.4%	1,422,496	3.3%	0.0%
Capital reserve	404,933	0.7%	6,400	0.0%	6,227.1%
Accumulated other comprehensive income	(242)	-0.0%	(651)	-0.0%	62.8%
Retained earnings	1,492,829	2.5%	1,314,638	3.1%	13.6%
Non-controlling shareholders' interest	3,903	0.0%
Total equity	3,323,919	5.6%	2,742,883	6.4%	21.2%
Total liabilities and equity	59,034,821	100.0%	43,021,698	100.0%	37.2%

Cash and cash equivalents

On December 31st, 2021, the cash and cash equivalents balance totaled R$ 670,441 thousand, an increase of R$ 405,345 thousand, or 152.9%, over the R$ 265,096 thousand balance on December 31st, 2020. The increase is substantially due to the movement of receipts and transfers of card transactions that takes place on the last day of the year, and because there is no banking hours for the application of surplus cash, the residual volume of this movement is available in a current account, as well as for account of the strategy of continuing to grow its revenue from anticipation.

Financial investments

The Company's financial investments amounted to R$ 1,430,653 thousand on December 31st, 2021, representing an increase of 54.6% over the year ended December 31st, 2020, when it totaled R$ 925.383 thousand. The increase observed was due to the strategy of continuing to grow our prepayment revenues, which generates greater cash needs for the Company.

Accounts receivable

At the end of the fiscal year ended December 31st, 2021, the balance of operating accounts receivable was R$ 54,578,684 thousand, an amount 36.6% higher than the R$ 39,968.233 thousand recorded on December 31st, 2020. The increase was primarily due to a substantial rise in amounts receivable from issuers in connection with debit and credit card sales transactions conducted by merchants, as well as amounts receivable from acquirers related to Marketplace transactions for which Getnet acts as a sub-acquirer.

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Prepaid and recoverable taxes

Assets recorded as prepaid and recoverable taxes reached R$ 149,235 thousand in the fiscal year ended December 31st, 2021, compared to R$ 52,277 thousand in the year ended December 31st, 2020. Thus, a net increase of R$ 96,958 thousand, or 185.5%, in this asset line item, which can be attributed to overpaid direct and indirect taxes in 2021 that will be offset throughout 2022, including IRPJ, CSLL, PIS, and COFINS.

Inventories

Assets classified as inventories in the income statement decreased by 33.6% from R$ 61,559 thousand on December 31st, 2020 to R$ 40,899 thousand on December 31st, 2021. This shift was primarily due to the Company's strategy of promoting device leasing.

Deferred income tax and social contribution

Deferred income tax and social contribution assets increased from R$ 73,859 thousand in the fiscal year ended December 31st, 2020 to R$ 422,034 thousand in the fiscal year ended December 31st, 2021, a sharp rise of 471.4%. The expressive increase is directly linked to the spin-off of Banco Santander Brasil and the transfer of net assets to Getnet on 03/31/2021, where an amount of R$ 398,533 thousand of deferred tax was recognized, referring to the goodwill generated from the purchase of minority shareholders by Santander Brazil.

Fixed assets

Fixed assets increased by 2.9% from R$ 613,861 thousand on December 31st, 2020 to R$ 631,598 thousand on December 31st, 2021. This rise was largely a reflection of the Company's strategy of encouraging device leasing.

Right-of-use assets

As shown in the Company's income statements, non-current assets categorized as right-of-use assets increased by 17.3% between the fiscal years ended December 31st, 2020 and December 31st, 2021, representing a net increase of R$ 3,798 thousand during the period. This increase was mainly attributable to the write-off of right-of-use assets that were no longer compliant with IFRS 16 and had already been fully depreciated.

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Intangible assets

Intangible assets totaled R$ 885,083 thousand in the fiscal year ended December 31st, 2021, up from R$ 833,807 thousand in the fiscal year ended December 31st, 2020, implying a moderate increase of 6.1% over the period. Management understands that the difference observed is due to updates carried out on the digital platform initiated throughout 2021.

Accounts payable

On December 31st, 2021, the accounts payable balance was R$ 51,610,405 thousand, a 33.1% rise over the R$ 38,767,156 thousand balance on December 31st, 2020. Management understands this is explained by the increase in the amount of funds transferred to merchants derived from debit and credit card sales transactions.

Dividends payable

On December 31st, 2021, the liability balance for dividends payable was R$ 298,000 thousand, which is 919.6% higher than the R$ 29,227 thousand recorded in the fiscal year ended December 31st, 2020. The increase reflects the distribution of interest on equity approved in December 2021 for the years 2016, 2019, and 2021.

Loans and borrowings

Current liabilities classified as loans and financing totaled R$ 3,464,649 thousand in the fiscal year ended December 31st, 2021, a significant rise of 225.9% over the R$ 1,063,347 thousand recorded in the fiscal year ended December 31st, 2020. This increase was needed to reinforce and expand the Company's receivables prepayment strategy. For additional information, please refer to sub-item "f" of this Reference Form's item 10.1.

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Taxes payable

On December 31st, 2021, the amount recorded as taxes payable was R$ 30,976 thousand, down from R$ 41,720 thousand in the fiscal year ended December 31st, 2020, a decrease of 25.8% over the period. This drop is due to the payment of interest on equity, where the amount paid to our shareholders is deductible for IRPJ and CSLL purposes, the amount paid generated a tax benefit of 34%, directly reflecting the reduction in the amount payable.

Leasing liabilities

Leasing liabilities rose by 128.4% from R$ 4,265 thousand on December 31st, 2020 to R$ 9,742 thousand on December 31st, 2021. This increase was prompted in large part by the agreement to lease Santander Tower, which began in 2021.

Other liabilities

On December 31st, 2021, current liabilities classified as other liabilities totaled R$ 214,132 thousand, a decrease of 21.1% from the R$ 271,426 thousand recorded in the fiscal year ended December 31st, 2020. This negative fluctuation derived mostly from Toque Fale's call center operations being discontinued.

Provision for contingencies

Liabilities arising from contingencies totaled R$ 15,013 thousand in the fiscal year ended December 31st, 2021, up 31.4% from R$ 11,425 thousand in the fiscal year ended December 31st, 2020. The figure reflects an increase in labor and civil lawsuits. These proceedings are ongoing and being discussed at both the administrative and judicial levels.

Deferred income tax and social contribution payable

Deferred income tax and social contribution payable decreased by 57.5% from R$ 7,876 thousand on December 31st, 2020 to R$ 3,345 thousand on December 31st, 2021. This decline was directly influenced by the termination of hedging operations that were active in 2020.

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Loans and borrowings

Non-current liabilities classified as loans and financing decreased from R$ 27,810 thousand on December 31st, 2020 to R$ 25,209 thousand on December 31st, 2021, a reduction of 9.4% in the recorded amounts. This decline is explained by the fact that most financing contracts signed in 2021 were short-term, and existing contracts were amortized.

Leasing liabilities

On December 31st, 2021, the balance of non-current leasing liabilities was R$ 16,573 thousand, a decrease of 11.8% from the R$ 18,784 thousand recorded in the year ended December 31st, 2020. This is attributable to the expiration of existing contracts and the concentration of new contracts in the short term.

Other liabilities

Non-current liabilities classified as other liabilities decreased by 36.1% from R$ 35,779 thousand on December 31st, 2020 to R$ 22,858 thousand on December 31st, 2021. This reduction is largely due to Toque Fale's call center operations being closed.

IFRS CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31st, 2020 AND DECEMBER 31st, 2019

(BRL thousand)	12/31/2020	VA	12/31/2019	VA	HA

CURRENT ASSETS

Cash and cash equivalents	265,096	0.6%	211,702	0.8%	25.2%
Financial investments	925,383	2.2%	1,425,079	5.3%	-35.1%
Derivatives	-	-	4,173	-	-
Accounts receivable	39,968,233	92.9%	23,735,586	87.5%	68.4%
Prepaid and recoverable taxes	52,277	0.1%	31,192	0.1%	67.6%
Inventories	61,559	0.1%	49,617	0.2%	24.1%
Other assets	205,718	0.5%	105,157	0.4%	95.6%
Total current assets	41,478,266	96.4%	25,562,506	94.2%	62.3%

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NON-CURRENT ASSETS

Deferred income tax and social contribution	73,859	0.2%	73,859	0.3%	-10.0%
Fixed assets	613,861	1.4%	657,237	2.4%	-6.6%
Right-of-use assets	21,905	0.1%	30,002	0.1%	-27.0%
Intangible assets	833,807	1.9%	809,331	3.0%	3.0%
Total non-current assets	1,543,432	3.6%	1,578,628	5.8%	-2.2%
Total assets	43,021,698	100.0%	27,141,134	100.0%	58.5%

CURRENT LIABILITIES
Accounts payable	38,767,156	90.1%	22,844,566	84.3%	69.7%
Derivatives	-	-	9,663	0.0%	100%
Loans and borrowings	1,063,347	2.5%	639,233	2.3%	66.3%
Taxes payable	41,720	0.1%	51,873	0.2%	-19.6%
Dividends payable	29,227	0.1%	67,518	0.2%	-56.7%
Leasing liabilities	4,265	0.0%	5,111	0.0%	-16.6%
Other liabilities	271,426	0.6%	231,995	0.9%	17.0%
Total current liabilities	40,177,141	93.4%	23,849,959	87.9%	68.5%

NON-CURRENT LIABILITIES
Provision for contingencies	11,425	0.0%	7,501	0.0%	52.3%
Deferred income tax and social contribution payable	7,876	0.0%	8,606	0.0%	-8.5%

Loans and borrowings	27,810	0.1%	13,312	0.0%	108.9%
Leasing liabilities	18,784	0.0%	25,518	0.1%	-26.4%
Other liabilities	35,779	0.1%	24,439	0.1%	46.4%
Total non-current liabilities	101,674	0.2%	79,376	0.1%	28.1%

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EQUITY
Share capital	1,422,496	3.3%	1,189,503	4.4%	19.6%
Capital reserve	6,400	0.0%	6,400	0.0%	0.0%
Accumulated other comprehensive income	(651)	-0.0%	(186)	-0.0%	250.0%
Retained earnings	1,314,638	3.1%	2,016,082	7.4%	-34.8%
Total equity	2,742,883	6.4%	3,211,799	11.8%	-14.6%
Total liabilities and equity	43,021,698	100.0%	27,141,134	100.0%	58.5%

Cash and cash equivalents

On December 31st, 2020, the cash and cash equivalents balance was R$ 265,096 thousand, an increase of R$ 53,394 thousand, or 25.2%, over the R$ 211,702 thousand balance on December 31st, 2019. The rise is mostly attributable to the movement of receipts and transfers of card transactions on the last day of the year, and because there are no banking hours for investing the surplus cash, the remainder of this flow is available in a current account.

Financial investments

On December 31st, 2020, the Company's financial investments totaled R$ 925,383 thousand, a decline of 35.1% from the previous fiscal year's result of R$ 1,425,079 thousand. The drop was attributed to increased funding needs for the availability of receivables prepayment solutions, such as the D2 product launched during the period.

Accounts receivable

At the end of the fiscal year ended December 31st, 2020, the balance of operational accounts receivable reached R$ 39,968,233 thousand, an increase of 68.4% over the R$ 23,735,586 thousand balance on December 31st, 2019. Management understands that the rise was primarily due to a sharp increase in amounts receivable from issuers in connection with debit and credit card sales transactions conducted by merchants, as well as amounts receivable from acquirers in Marketplace transactions, where Getnet operates as a sub-acquirer. This factor alone had a R$ 16,135,430 thousand impact on accounts receivable in the fiscal year ending December 31st, 2020.

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Prepaid and recoverable taxes

Assets classified as prepaid and recoverable taxes amounted to R$ 52,277 thousand in the fiscal year ended December 31st, 2020, up from R$ 31,192 thousand in the fiscal year ended December 31st, 2019. Thus, it recorded a net increase of R$ 21,085 thousand, or 67.6%, which can be primarily attributed to a higher balance of ICMS credits, as consequence of the new POS sales modality launched in 2019 and which experienced a significant increase in volume in the year ended December 31st, 2020.

Inventories

The Company's inventories stood at R$ 61,559 thousand in the fiscal year ended December 31st, 2020, a net increase of R$ 11,942 thousand, or 24.1%, over the fiscal year ended December 31st, 2019. The rise is justified by comparing the year 2019, when sales of the Superget product started, to 2020, as the gradual growth in revenue over the two years required a larger inventory volume to meet 2020 demand.

Other assets

The other assets line in the income statement grew from R$ 105,157 thousand on December 31st, 2019 to R$ 205,718 thousand on December 31st, 2020, a considerable increase of 95.6% over the previous year. This was primarily due to the reclassification of long-term prepaid expenses to short-term and the payment of an advance to the Brazilian Central Bank in connection with the obligation to allocate Getnet SCD's share capital, as detailed in Note 21 to the Company's consolidated financial statements.

Fixed assets

Fixed assets fell by 6.6% from R$ 657,237 thousand on December 31st, 2019 to R$ 613,861 thousand on December 31st, 2020. This was mostly attributable to the depreciation of computers and peripherals in the period, which accounted for R$ 59,654 thousand of the reduction in fixed assets on December 31st, 2020.

Right-of-use assets

As shown in the Company's income statements, non-current assets categorized as right-of-use assets decreased by 27.0% between the fiscal years ended December 31st, 2019 and December 31st, 2020, representing a net decline of R$ 8,097 thousand during the period. The decrease was primarily due to a reduction in the volume of lease agreements for administrative and commercial properties, which are included in the balance sheet pursuant to IFRS 16.

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Intangible assets

Intangible assets totaled R$ 833,807 thousand in the fiscal year ended December 31st, 2020, up from R$ 809,331 thousand in the fiscal year ended December 31st, 2019, implying a modest rise of 3.0% in these assets during the period. Management understands that this difference is due to increased investment in internal development of systems and software that will be implemented in the coming years.

Deferred income tax and social contribution

On December 31st, 2020, deferred income tax and social contribution assets were R$ 73,859 thousand, down from R$ 82,058 thousand in the fiscal year ended December 31st, 2019. Thus, these assets decreased by 10.0% during the period, owing to lower loss provisions on debit and credit transactions by merchants, given collection initiatives conducted over year.

Accounts payable

On December 31st, 2020, the accounts payable balance stood at R$ 38,767,156 thousand, or 69.7% higher than the R$ 22,844,566 thousand balance on December 31st, 2019. Management underlines that this is directly related to the increase in amounts to be passed on to merchants derived from debit and credit card sales transactions, which alone totaled R$ 15,634,288 thousand, bolstered by e-commerce sales in the aftermath of the Covid-19 pandemic.

Dividends payable

On December 31st, 2020, the dividends payable balance was R$ 29,227 thousand, representing a decrease of 56.7% from the R$ 67,518 thousand recorded in the year ended December 31st, 2019. Management clarifies that these figures refer exclusively to the mandatory minimum dividends of 25% of the Company's net income, pursuant to the Brazilian Corporation Law.

Loans and borrowings

Current liabilities recorded as loans and borrowings amounted to R$ 1,063,347 thousand in the fiscal year ended December 31st, 2020, a substantial rise of 66.3% from R$ 639,233 thousand in the fiscal year ended December 31st, 2019. Management explains that this increase was a direct outcome of the deteriorating revenue environment throughout the period, as well as the development of new offerings with shorter settlement terms, generating a temporal mismatch between the date of receipt of funds and the date of settlement for merchants, which led the Company to seek additional financing and loans to satisfy its cash needs. For further information, please refer to sub-item "f" of this Reference Form's item 10.1.

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Taxes payable

On December 31st, 2020, the amount recorded as taxes payable was R$ 41,720 thousand, down from R$ 51,873 thousand in the fiscal year ended December 31st, 2019, which corresponds to a drop of 19.6%. This decrease is directly connected to the backdrop of decline in the Company's revenues and service activities during the fiscal year ending in 2020, hence affecting tax payments, which fluctuate in line with these metrics.

Leasing liabilities

Leasing liabilities decreased from R$ 5,111 thousand on December 31st, 2019 to R$ 4,265 thousand on December 31st, 2020, a drop of 16.6%. This decline was primarily attributable to a decline in the volume of lease agreements for administrative and commercial properties, which are recognized in the balance sheet in compliance IFRS 16.

Other liabilities

On December 31st, 2020, current liabilities classified as other liabilities totaled R$ 271,426 thousand, up 17.0% from R$ 231,995 thousand in the fiscal year ended December 31st, 2019. This line increased mostly as consequence of the rise in amounts relating to supplier payments.

Provision for contingencies

Liabilities arising from provision for contingencies amounted to R$ 11,425 thousand in the fiscal year ended December 31st, 2020, a 52.3% increase from R$ 7,501 thousand in the fiscal year ended December 31st, 2019. According to Management, the figure reflects a rise in labor, civil, and tax lawsuits. These proceedings are still pending and are being discussed at both the administrative and judicial levels.

Deferred income tax and social contribution payable

Deferred income tax and social contribution payable fell from R$ 8,606 thousand on December 31st, 2019 to R$ 7,876 thousand on December 31st, 2020, a decrease of 8.5%. This decline was directly influenced by depreciation and financial expense installments on leasing.

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Loans and borrowings

Non-current liabilities categorized as loans and borrowings grew by 108.9% from R$ 13,312 thousand on December 31st, 2019 to R$ 27,810 thousand on December 31st, 2020. This increase was directly attributable to the funds raised to offer products related to receivables prepayment during the period.

Leasing liabilities

On December 31st, 2020, the balance of non-current leasing liabilities was R$ 18,784 thousand, a decrease of 26.4% from the R$ 25,518 thousand recorded in the fiscal year ended December 31st, 2019. Management underscores that this result should be interpreted in view of the decline in volume of lease agreements for administrative and commercial properties, as booked in the balance sheet in accordance with IFRS 16.

Other liabilities

Non-current liabilities categorized as other liabilities increased by 46.4% from R$ 24,439 thousand on December 31st, 2019 to R$ 35,779 thousand on December 31st, 2020. Management understands that these figures are primarily influenced by provisions for profit-sharing payments to employees and officers.

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CASH FLOW STATEMENT

The following table outlines the main changes in cash flows for the fiscal years ending December 31st, 2021, 2020, and 2019:

	Fiscal Year ended December 31st
(BRL thousand)	2021	2020	2019
Net cash generated from (used in) operating activities	(991,020)	428,022	(1,738,231)
Net cash generated from (used in) investing activities	(847,218)	98,333	(255,432)
Net cash generated from (used in) financing activities	2,257,992	(457,686)	412,496
Net increase (decrease) in cash and cash equivalents	405,345	53,394	(1,582,235)

FISCAL YEAR ENDED DECEMBER 31st, 2021 COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31st, 2020

Net cash generated from (used in) operating activities

In the year ended December 31st, 2021, net cash used in operating activities totaled R$ 991,020 thousand, compared to cash generated of R$ 428,022 thousand in the year ended December 31st, 2020. This change is mostly due to an increase in accounts payable relative to accounts receivable for the fiscal year ending December 31st, 2021.

Net cash generated from (used in) investing activities

Net cash used in investing activities reached R$ 847,218 thousand in the fiscal year ended December 31st, 2021, compared to R$ 98,333 thousand generated from investing activities in the fiscal year ended December 31st, 2020. This change was primarily caused by an increase in the outstanding balance of our financial investments for the year ending December 31st, 2021, as well as the acquisition of fixed assets.

Net cash generated from (used in) financing activities

In the year ended December 31st, 2021, net cash generated from financing activities was R$ 2,257,992 thousand, compared to net cash used in financing activities of R$ 457,686 thousand in the year ended December 31st, 2020. This change is primarily justified by an increase in new financing, combined with an increase in loan and borrowing payments for the fiscal year ending December 31st, 2021, as compared to the fiscal year ended December 31st, 2020.

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FISCAL YEAR ENDED DECEMBER 31st, 2020 COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31st, 2019

Net cash generated from (used in) operating activities

In the year ending December 31st, 2020, net cash generated from operating activities totaled R$ 428,022 thousand, compared to cash used of R$ 1,738,231 thousand in the year ended December 31st, 2019. This change is largely explained by the fact that the Company did not need to use cash until the first business day of 2019 to transfer funds to merchants relating to prepayment of receivables operations completed on December 31st, 2018, which had not occurred in the previous year, resulting in a cash surplus from operating activities in 2019. Historically, the Company used to receive payments associated with receivables prepayment operations from financial institutions and transfer them to merchants on the very same day. However, due to a regulatory change in 2018, financial institutions were authorized to pay the Company on December 31st, 2018, rather than, as was previously the case, on the first subsequent business day. Following the fiscal year of 2019, the Company resumed the practice of transferring funds to merchants on the same day that they are received from financial institutions. Net cash for the fiscal year ending December 31st, 2020 reflects the period's operating income.

Net cash generated from (used in) investing activities

Net cash generated from investing activities was R$ 98,333 thousand in the fiscal year ending December 31st, 2020, compared to R$ 255,432 thousand used in investing activities during the fiscal year ended December 31st, 2019. This change was primarily attributable to: (i) higher non-recurring investments in 2019 to upgrade our POS devices; and (ii) lower sales expectations given the adverse economic effects of the COVID-19 pandemic, which led us to purchase fewer POS devices in 2020 than in 2019.

Net cash generated from (used in) financing activities

Net cash used in financing activities reached R$ 457,686 thousand in the year ending December 31st, 2020 compared to R$ 412,496 thousand generated from financing activities in the year ended December 31st, 2019. This change is explained by higher consumption of funds during the period to address offerings with shorter settlement terms, resulting in a temporal mismatch between the date of receiving and settling payments for merchants.

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INCOME STATEMENT

IFRS CONSOLIDATED INCOME STATEMENT FOR THE FISCAL YEARS ENDED DECEMBER 31st, 2021 AND 2020

(BRL thousand)	12/31/2021	VA	12/31/2020	VA	HA
Revenue from services	2,853,141	100%	2,320,495	100%	23.0%
Cost of services	(1,758,858)	-61.6%	(1,426,192)	-61.5%	23.0%
Gross profit	1,094,283	38.4%	894,303	38.5%	22.4%

Selling, general and administrative expenses	(444,281)	-15.6%	(348,540)	-15.0%	27.5%
Other expenses, net	(95,523)	-3.3%	(55,769)	-2.4%	71.3%
Operating profit	554,479	19.4%	489,994	21.1%	13.1%
Financial result	8,529	0.3%	6,193	0.3%	37.7%
Profit Before Income Taxes	563,008	19.7%	496,187	21.4%	14.2%
Current income tax and social contribution	(36,551)	-1.3%	(127,984)	-5.5%	-71.4%
Deferred income tax and social contribution	(50,533)	-1.8%	(7,190)	-0.3%	602.8%
Net income for the year	475,924	16.7%	361,013	15.6%	31.8%
Non-controlling shareholders' interest	267	0.0%	-	-	-
Net income for the year attributable to controlling shareholders	476,191	16.7%	361,013	15.6%	31.9%

Net income for the year

The Company's net income was R$ 476,191 thousand in the fiscal year ending December 31st, 2021, up 31.9% from R$ 361,013 thousand in the fiscal year ended December 31st, 2020, mostly driven by: (i) a 23.0% increase in our revenue from services, when compared to the fiscal year ended December 31st, 2020; (ii) cost control measures, which encompassed logistics and POS installation (although our cost of services and expenses climbed relative to the year ended December 31st, 2020, these actions enabled us to keep the rise in costs and expenses below the growth in revenue from services); and (iii) a R$ 101.3 million tax benefit stemming from the payment of interest on equity approved in December 2021 (although the payment was made on February 18th, 2022).

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Revenue from services

Revenue from services amounted to R$ 2,853,141 thousand in the fiscal year ending December 31st, 2021, up 23.0% from R$ 2,320,495 thousand in the fiscal year that ended December 31st, 2020. The following table provides a breakdown of the components of revenue from services and their impact on our results:

(BRL thousand)	2021	2020	2019
Acquiring revenue[1]	1,116,268	1,095,243	1,300,759
Profit share revenue	635,823	623,500	721,143
Contractual remuneration[2]	448,089
Recharge resale revenue	9,708	11,189	6,267
Processing services revenue	205,086	149,606	84,985
POS sales revenue[1]	28,900	59,012	30,792
Other revenues	33,979	36,954	66,043
Taxes on services	(166,724)	(173,485)	(149,311)
Subtotal	2,351,129	1,802,019	2,060,678
POS rental revenue[1]	553,181	571,323	663,597
Taxes on services	(51,169)	(52,847)	(61,382)
Subtotal	502,012	518,476	602,215
Net revenue	2,853,141	2,320,495	2,662,893

As shown in the table above, growth in our revenue from services for the fiscal year ended December 31st, 2021 was primarily due to:

•

a 1.9% increase in our acquiring revenue from R$ 1,095,243 thousand in 2020 to R$ 1,115,268 thousand in 2021. This increase was driven by a 49% rise in our overall TPV, which translated into a 14.6% growth in our MDR revenue;

•

a 100.0% increase in contractual remuneration revenue from the Partnership Agreement we entered into with Santander Brasil in the first half of 2021, as detailed in Item 16.4 – Other Material Information – Related-Party Transactions of this Reference Form;

•

a 37.1% growth in our processing services revenue from R$ 149,606 thousand in the fiscal year ended December 31st, 2020 to R$ 205,086 thousand in the fiscal year ending December 31st, 2021, mostly reflecting higher e-commerce transaction volume (including products sold through our marketplace and sub-acquiring services) processed in the fiscal year ending December 31st, 2021 in comparison to the fiscal year ended December 31st, 2020;

•

a 51.0% decrease in POS sales revenue, from R$ 59,012 thousand in the fiscal year ended December 31st, 2020 to R$ 28,900 in the fiscal year ending December 31st, 2021, largely owing to a decline in the number of customers who utilize these products, given our strategic decision to promote POS device rentals over sales;

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•

an 8.1% drop in other revenues from R$ 36,954 thousand in the fiscal year ended December 31st, 2020 to R$ 33,979 thousand in the fiscal year ending December 31st, 2021 primarily attributable to lower revenue from the issuance of prepaid cards;

•

a 2.0% rise in our profit share revenue from R$ 623,500 thousand in the fiscal year ending December 31st, 2020 to R$ 635,823 thousand in the fiscal year that ended December 31st, 2021, primarily due to a 47% growth in the volume of transactions processed during the fiscal year ended December 31st, 2021 over the fiscal year ending December 31st, 2020, which was partially offset by higher funding costs owing to the SELIC rate hike; and

•

a 3.2% decline in POS rental revenue, from R$ 571,323 thousand in the fiscal year that ended December 31st, 2020 to R$ 553,181 thousand in the fiscal year ending December 31st, 2021, largely explained by a decrease in rental fees given increased competition and adjustments to our pricing policy for leased POS in our service package, which was partially offset by a greater number of rental customers.

  Our TPV climbed by 49.5% from R$ 273.7 billion for the fiscal year ending December 31st, 2020 to R$ 409.1 billion in the year that ended December 31st, 2021. The increase in overall TPV was mostly driven by higher volume of commercial wholesale payments, for which we generally charge lower fees than for retail payments. However, this rise occurred primarily in installment payments, which are typically subject to higher fees than spot payments. As a result, both our TPV and revenue from services increased in the fiscal year ended December 31st, 2021 compared to the year ending December 31st, 2020. TPV refers to the total amount of payments, net of payment reversals, successfully completed on our payment network. TPV is an operating measure. It is not a measure of revenue from services and is not included in our income statement.

  Cost of services

  Costs of services amounted to R$ 1,758,858 thousand in the fiscal year that ended December 31st, 2021, up from R$ 1,426,192 thousand in the year ending December 31st, 2020, which represents an increase of 23.3%.

  The cost of services is comprised of amounts spent on: (i) third-party fees and commissions; (ii) other fees and commissions; (iii) depreciation; and (iv) personnel, technology, systems and others. To illustrate the impact of each component on our results, we provide a breakdown of our cost of services below:

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	Fiscal Year ended December 31st
(BRL thousand)	2021	2020	2019
Third-party fees and commissions	(903,777)	(582,919)	(471,983)
Other fees and commissions	(106,125)	(171,199)	(84,602)
Depreciation	(279,522)	(245,138)	(218,093)
Personnel, technology, systems and others	(469,434)	(426,936)	(311,833)
Total	(1,758,858)	(1,426,192)	(1,086,511)

  As evidenced in the table above, the key factors behind the increase in the cost of services were:

•	a 55.0% rise in fees and commissions, largely owing to increased transaction volume and higher fees and commissions charged by payment arrangement providers;
•

  a 38.0% decline in POS sales costs and other fees given a decrease in POS sales, which was partially offset by remuneration payments under the Partnership Agreement entered into with Santander Brasil in 2021;

•	a 14.0% increase in depreciation and amortization expenses, mostly reflecting the greater the number of POS devices; and
•	a 10.0% rise in personnel, technology, systems and other costs, primarily due to a contractual adjustment of roughly 28% to our call center service costs, along with increased POS maintenance costs.

  Selling, general and administrative expenses

  Selling, general and administrative expenses totaled R$ 444,281 thousand in the fiscal year ending December 31st, 2021, up from R$ 348,540 thousand in the year that ended December 31, 2020, representing a 27.5% increase. This change is mostly attributable to: (i) higher payroll costs associated with a larger workforce; and (ii) expenses incurred with specialized external advisors engaged to assist us on our Nasdaq listing.

  Selling, general and administrative expenses include those related to: (i) personnel; (ii) communications; (iii) other administrative expenses; (iv) specialized technical services; (v) technology and systems; (vi) depreciation and amortization; (vii) other personnel expenses; (viii) advertising; (ix) provisions (net) – provisions for contingencies and lawsuits; (x) properties, facilities and materials; (xi) taxes other than income tax; and (xii) surveillance and cash transport services.

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  Other net expenses

  The Company's other net expenses reached R$ 95,523 thousand in the fiscal year ending December 31, 2021, up from R$ 55,769 in the year ended December 31st, 2020, corresponding to a 71.3% increase. This rise primarily stems from: (i) increased provisions for customer losses as consequence of higher delinquency rates in our customer base due to the macroeconomic effects of the COVID-19 pandemic; (ii) an increase in provisions for fixed asset losses owing to a greater number of POS devices; (iii) higher provisions for intangible asset losses on certain projects that are currently under development but may not materialize; and (iv) the write-off of fixed and intangible assets in the usual course of business (e.g. loss or destruction of POS devices).

  Financial result

  Our financial result increased by 37.7%, from an income of R$ 6,193 thousand in the fiscal year ending December 31st, 2020 to a financial income of R$ 8,592 thousand in the year that ended December 31st, 2021, primarily explained by:

•	an increase in the outstanding balance of our financial investments given the growth of our operations, which prompted a rise in short-term investment income; and
•

  the inclusion of financial revenue from receivables prepayments made through internal channels (rather than in collaboration with Santander Brasil), which was partially offset by funds raised to finance these operations. We began offering receivables prepayment directly in 2021, instead of via Santander Brasil. To support these receivables prepayment operations, we raised additional funds in the fiscal year ended December 31st, 2021, compared to the year ending December 31st, 2020.

  Current income tax and social contribution

  The Company paid R$ 36,551 thousand in current income tax and social contribution in the fiscal year ending December 31st, 2021, down 71.4% from R$ 127,984 thousand in the year ended December 31st, 2020. The decrease is mostly associated with the R$ 101.3 million tax benefit arising from the payment of interest on equity, which was approved in December 2021 (although the payment was effectively made on February 18th, 2022).

  Deferred income tax and social contribution

  Deferred income tax and social contribution paid by the Company totaled R$ 50,533 thousand in the fiscal year that ended December 31st, 2021, compared to R$ 7,190 thousand in the year ending December 31st, 2020, which represents a 602.8% increase. This change is largely owed to a R$ 59.8 million deferred tax asset that was booked following the spin-off's approval. The Company recorded in its shareholders' equity the portion of equity contributed by the spin-off from Santander Brasil, amounting R$ 398.5 million, on March 31st, 2021.

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  IFRS CONSOLIDATED INCOME STATEMENT FOR THE FISCAL YEARS ENDED DECEMBER 31st, 2020 AND 2019

(BRL thousand)	12/31/2020	VA	12/31/2019	VA	HA
Revenue from services	2,320,495	100%	2,662,893	100%	-12.9%
Cost of services	(1,426,192)	-61.6%	(1,086,511)	-40.8%	31.3%
Gross profit	894,303	38.4%	1,576,382	59.2%	-43.3%

Selling, general and administrative expenses	(348,540)	-15.0%	(440,668)	-16.5%	-20.9%
Other expenses, net	(55,769)	-2.4%	(109,679)	4.1%	-49.2%
Operating profit	489,994	21.1%	1,026,035	38.5%	-52.2%
Financial result	6,193	0.3%	73,826	2.8%	-91.6%
Profit Before Income Taxes	496,187	21.4%	1,099,861	41.3%	-54.9%
Current income tax and social contribution	(127,984)	-5.5%	(330,012)	-12.3%	-61.2%
Deferred income tax and social contribution	(7,190)	-0.3%	24,183	-0.9%	-129.7%
Net income for the year	361,013	15.6%	794,032	29.8%	-54.5%

  Net income for the year

  The Company's net income was R$ 361,013 thousand in the fiscal year ended December 31st, 2020, down 54.5% from R$ 794,032 thousand in the year ended December 31st, 2019, mostly explained by: (i) the impact of lower revenue from services, which fell by 12.9% between the fiscal years analyzed, equating to a net decrease of R$ 342,398 thousand; and (ii) the net increase in selling, general and administrative expenses of R$ 92,128 thousand over the period.

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  Revenue from services

  Revenue from services totaled R$ 2,320,495 thousand in the fiscal year ended December 31st, 2020, down 12.9% from R$ 2,662,893 thousand in the year ending December 31st, 2019. The following table provides a breakdown of the components of revenue from services and their impact on our results:

(BRL thousand)	2020	2019	2018
Acquiring revenue7	1,095,243	1,300,759	1,376,440
Profit share revenue	623,500	721,143	332,945
Recharge resale revenue	11,189	6,267	12,991
Processing services revenue	149,606	84,985	23,427
POS sales revenue7	59,012	30,792	-
Other revenues	36,954	66,043	27,070
Taxes on services	(173,485)	(149,311)	(198,076)
Subtotal	1,802,019	2,060,678	1,574,797
POS rental revenue7	571,323	663,597	723,757
Taxes on services	(52,847)	(61,382)	(66,948)
Subtotal	518,476	602,215	656,809
Net revenue	2,320,495	2,662,893	2,231,606

  The revenue decline is largely related to the impact of Covid-19 on overall transaction volume, particularly between April and June 2020, when most Brazilian cities implemented social isolation policies and temporary shutdowns due to government actions and private sector guidelines. Almost all non-essential businesses were impacted by these circumstances. As a result, countless businesses of all sizes in Brazil adopted payment digitization processes.

  Getnet's total payment volume (TPV) increased substantially, and as a corollary, so did its accounts receivable and payable. This increase in TPV occurred in the commercial wholesale segment, which has lower prices, thus implying a stable revenue trend.

  Additionally, it is important to underscore the pressure exerted by the competitive environment on revenues derived from capturing, transmission, processing, and financial settlement of credit and debit card transactions, as well as device rental.

[7] The net revenue figure includes discounts.

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  Market share growth, particularly in wholesale, resulted in decreased fees and prices, but an increase in direct costs associated with TPV, such as the purchase charge. Furthermore, the acquiring business model witnessed a decline in device rental revenue and an increase in device sales, which had a negative effect on subsidies.

  Cost of services

  Cost of services were R$ 1,426,192 thousand in the fiscal year that ended December 31st, 2020, up 31.3% from R$ 1,086,511 thousand in the year ending December 31st, 2019.

  The cost of services is comprised of amounts spent on: (i) third-party fees and commissions; (ii) other fees and commissions; (iii) depreciation; and (iv) personnel, technology, systems and others. To illustrate the impact of each component on our results, we provide a breakdown of our cost of services below:

	Fiscal Year ended December 31st
(BRL thousand)	2020	2019	2018
Third-party fees and commissions	(582,919)	(471,983)	(395,954)
Other fees and commissions	(171,199)	(84,602)	(16,466)
Depreciation	(245,138)	(218,093)	(197,769)
Personnel, technology, systems and others (restated)	(426,936)	(311,833)	(288,274)
Total (restated)	(1,426,192)	(1,086,511)	(898,463)

  As seen in the table above, the primary reason for the higher cost of services was other fees and commissions, which experienced a net increase of R$ 86,597 thousand, or 102.4%. This change is mostly owed to the greater volume of transactions captured and, consequently, the higher costs from card brands.

  Selling, general and administrative expenses

  Selling, general and administrative expenses were R$ 348,540 thousand in the fiscal year ending December 31st, 2020, down 20.9% from R$ 440,668 thousand in the year ended December 31st, 2019. This change is explained by the decline in expenses for facilities and materials, technology and systems, communications, and other administrative expenses.

  Selling, general and administrative expenses include those related to: (i) personnel; (ii) communications; (iii) other administrative expenses; (iv) specialized technical services; (v) technology and systems; (vi) depreciation and amortization; (vii) other personnel expenses; (viii) advertising; (ix) provisions (net) – provisions for contingencies and lawsuits; (x) properties, facilities and materials; (xi) taxes other than income tax; and (xii) surveillance and cash transport services.

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  Other net expenses

  The Company's other net expenses were R$ 55,769 thousand in the fiscal year that ended December 31st, 2020, compared to R$ 109,679 in the year ending December 31st, 2019, which represents a 49.2% decrease. This drop is primarily attributed to a lower provision for fixed asset losses, as well as a decline in the provision for POS rental losses.

  Current income tax and social contribution

  Current income tax and social contribution paid by the Company totaled R$ 127,984 thousand in the fiscal year ending December 31st, 2020, down 61.2% from 330,012 thousand in the year ended December 31st, 2019. The decrease is directly related to lower pre-tax income during the period, which fell from R$ 1,099,861 thousand in the fiscal year that ended December 31st, 2019 to R$ 496,187 thousand in the year ending December 31st, 2020, implying a net decline of R$ 603,674 thousand.

  Deferred income tax and social contribution

  The Company paid R$ 7,190 thousand in deferred income tax and social contribution for the fiscal year that ended December 31st, 2020, down 70.3% from R$ 24,183 thousand in the year ending December 31st, 2019. The decrease is a direct result of lower pre-tax income over the period, which declined from R$ 1,099,861 thousand in the fiscal year ended on December 31st, 2019 to R$ 496,187 thousand in the year ending on December 31st, 2020, representing a net reduction of R$ 603,674 thousand.

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  II - Operating and Financial Results

    a.                    the issuer's operating results, particularly:

    i.                    description of any significant revenue component

    The Company's primary sources of revenue are: (i) revenues from fees charged for electronic payment intermediation and other services, which are recognized when the financial institution approves the purchase; (ii) revenues from the rental of point-of-sale ("POS") devices to merchants, which are recognized when the service agreement's obligation is fulfilled; and (iii) revenues from mobile phone credit recharge, which are recognized when the respective credit is transferred to the customer.

    ii.                   factors that materially impacted operating results

    Getnet is a merchant acquirer and payment services provider, and its operating results are derived predominantly from the following activities: (i) acquiring services to merchants; (ii) merchant payment and receipt management; (iii) supply, maintenance and rental of equipment used in transaction capture networks; and (iv) mobile phone credit recharge.

    In this regard, the Company's results are largely dependent on the following variables: (i) volume and quantity of credit and debit card transactions; (ii) number of merchants using the Company's devices; and (iii) management fee negotiations with merchants acquired by the Company.

    We have listed below the major factors affecting the aforenoted variables for the fiscal years ended December 31st, 2021, 2020, and 2019.

    Competition

    The market in which the Company operates has attracted a growing number of new entrants offering a range of technical solutions and ways of serving customers and end users. Under these circumstances, the Company faces increased competition in the acquiring industry, which puts downward pressure on the pricing of management fees charged, as merchants can seek lower fees due to the proliferation of acquirers offering the major credit and debit card brands.

    Faced with several more aggressive offerings from competitors, the Company was forced to adjust the prices of its products to remain competitive in the market, directly affecting its revenue lines.

    The pressure on management fees, which is typically more intense in negotiations with large merchants due to their high volume of credit and debit card transactions, has also been intense among medium-sized merchants because of fiercer competition from acquirers.

    Interest rate fluctuation

    The Company's Management understands that its operating results were impacted by asset value fluctuations caused by interest rate changes in the country. The Company is exposed to interest rates due to factors such as the compressed time span for accounts receivable settlement and the mismatch between transaction settlement and receipt of pass-through from card brands. Additionally, we may be affected by financial costs associated with any tightening of spreads on the back of higher funding costs.

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    Macroeconomic environment

    Management believes that the Company's financial situation and operating results are also influenced by macroeconomic factors in Brazil, such as the unemployment rate, credit availability, delinquency, and average wage levels.

    All these factors affect, either directly or indirectly, Brazilian families' consumption (a component of domestic expenditure that is used to calculate the national GDP and denotes expenditure on consumer goods such as food, clothing, leisure, education, and health, among others; expenditure on durable goods, such as housing purchases, is not included).

    Any decline in the unemployment rate, reduction in credit availability, and/or increase in average wage levels have a direct impact on the consumption bias of Brazilian families and, indirectly, on the Company's results.

                     revenue fluctuations attributable to changes in prices, exchange rates, inflation and volumes and introduction of new products and services

    Revenues for the fiscal years ended December 31st, 2021, 2020, and 2019 were impacted by currency fluctuations, given that part of the Company's equipment is purchased in US dollars and sold in Brazilian reais. As a result, the strengthening of the dollar exerts pressure on the Company's prices. Furthermore, the Company compensates a portion of its developers in dollars, which influences software development costs and, thus, sales prices.

    Moreover, in the fiscal years ended December 31st, 2021, 2020, and 2019, the Company introduced new product lines, which had a substantial impact on its revenues. The Marketplace platform and the digital platform stand out as complementary products to the Company's strategy of expansion and penetration in the e-commerce market.

    These revenue repercussions have already been considered in the table accompanying item 10 (a) (i).

                      impact of inflation, changes in prices of key inputs and products, exchange and interest rates on the issuer's operating and financial results

    The Company's operating and financial results for the fiscal years ended December 31st, 2021, 2020, and 2019 were impacted by inflation rates over the period, as price fluctuations put pressure on the cost of purchasing inputs required for the Company's operations. These are offset, however, by the actions of the Company's Management, ensuring efficient price negotiation with suppliers.

    Additionally, fluctuation in the value of the US dollar affects receivables from international issuers, increases the cost of equipment purchased in dollars, and affects the compensation of software developers paid in dollars.

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    III - Events Having, or Expected to Have, Material Effects on Financial Statements

    a.                   introduction or transfer of operating segment

    During the fiscal years ended December 31st, 2021, 2020, and 2019, the Company did not introduce or transfer any operating segment in its activities that has caused or is expected to cause a material effect on its financial statements or results.

    Commercial Partnership with Banco Santander

    On April 16th, 2021, Santander Brasil and Getnet entered into a commercial partnership within the boundaries of Brazil's national territory for the purpose of providing their respective customers with certain financial and payment services and solutions ("Partnership"). Among the services offered under the Partnership, we highlight the prepayment of receivables benefiting merchants whose operations may be handled and facilitated by Santander Brasil and/or Getnet, subject to the terms of the Partnership. Likewise, as part of the Partnership, Santander Brasil will promote the distribution of certain Getnet services and products to its customer base, as well as provide funding for Getnet's and/or its subsidiaries' credit activities. Getnet, on the other hand, will be responsible for originating credit operations for Santander Brasil by attracting and indicating potential customers interested in contracting credit operations and/or specific services offered by Santander Brasil.

    b.                  establishment, acquisition or transfer of ownership interest

    The table below outlines Getnet's ownership interests for the fiscal years ended December 31st, 2021, 2020, and 2019, followed by details on the establishment, acquisition, or transfer events:

Entity	Investment Type	Interest %	Date of establishment/acquisition/transfer
Auttar H.U.T. Processamento de Dados Ltda.	Subsidiary	100	-
Toque Fale Serviços de Telemarketing Ltda.	Subsidiary	100	03.24.2020
Integry Tecnologia e Serviços A.H.U Ltda.	Subsidiary	100	12.20.2019
Getnet Sociedade de Crédito Direto S.A.	Subsidiary	100%	05.24.2021
Eyemobile Tecnologia Ltda.	Subsidiary	60%	05.12.2021

    Spin-off of Integry Tecnologia e Serviços A.H.U. Ltda. ("Integry")

    To simplify the corporate structure and thereby minimize administrative costs, Getnet's officers and directors approved the partial spin-off of Integry on October 31st, 2019, with the spun-off share of Integry's equity reverting to Getnet.

    On December 20th, 2019, Getnet sold its equity interest in Integry to Pagonxt Merchant Solutions, S.L. (formerly known as Santander Merchant Platform Solutions S.L.) for R$ 3,000 thousand, at book value. Integry is no longer a subsidiary of Getnet.

    Sale of Toque Fale Serviços de Marketing Ltda. ("Toque Fale")

    On March 24th, 2020, Getnet sold its stake in Toque Fale to Santander Brasil at book value. Getnet was compensated with R$ 1,099 thousand for its equity interest. As a result, Getnet is no longer a shareholder of Toque Fale, and Santander Brasil now owns all the entity's shares.

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    Establishment of Getnet SCD

    In February 2021, the Brazilian Central Bank authorized the establishment of Getnet SCD, a subsidiary of the Company focused exclusively on granting loans and financing through its digital platform. The Company expects Getnet SCD to be fully operational in the first half of 2022.

    Deal with Eyemobile Tecnologia Ltda.

    On August 3rd, 2021, upon the fulfillment of the applicable conditions precedent, the Company completed the transaction relating to Getnet's acquisition of an equity interest in Eyemobile Tecnologia Ltda. ("Eyemobile"), followed by the subsequent conversion of Eyemobile into a joint-stock company and increase in its share capital, which was fully subscribed by Getnet. Eyemobile is a technology business that specializes in providing software solutions for the payments, point-of-sale, cash front, and events industries. Following the transaction's completion, Getnet holds a 60% (sixty percent) interest, which was acquired for a total of R$ 21.5 million in cash, comprising: (i) a 44% interest (R$ 11.5 million) and a capital increase (R$ 10 million), resulting in a 16% increase in its ownership interest. In addition, Getnet may pay an extra R$ 3.5 million if specific financial and operational targets are achieved over the next 18 months.

    c.                   unusual events or operations

    During the fiscal years ended December 31st, 2021, 2020 and 2019, there were no unusual events or operations relating to the Company or its activities that have caused or are expected to cause a material effect on its financial statements or results.

    Spin-off of Getnet from Banco Santander (Brasil) S.A.

    On February 25th, 2021, Banco Santander (Brasil) S.A. ("Santander Brasil") announced to its shareholders and the market in general that its Executive Board had approved the proposed segregation of Santander Brasil's equity interests in its wholly owned subsidiary Getnet via a spin-off, as decided by Santander Brasil's shareholders at an extraordinary shareholders' meeting. Also, on the same date, Santander Brasil's Fiscal Board issued a favorable opinion on the spin-off proposal.

    Following the approval of the studies and proposal by the Board of Directors of Santander Brasil, the shareholders of Santander Brasil and Getnet approved the spin-off on March 31st, 2021. As a result, Getnet recognized in its shareholders' equity the portion of net assets generated by the spin-off from Santander Brasil, which corresponds to the R$ 398,533 deferred tax asset. The deal became effective immediately upon approval by the shareholders of both companies on March 31st, 2021.

    Approval of the spin-off of Getnet from Santander Brasil by the Brazilian Central Bank

    On July 14th, 2021, the competent body approved the incorporation of the spun-off portion of Santander Brasil's equity share relating to its ownership stake in Getnet via a notice published in the Official Gazette No. 131, BACEN Section 3. The cut-off date for distributing Getnet shares and units to Santander Brasil shareholders in Brazil was October 15th, 2021, with the shares and units being distributed on October 18th, 2021.

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    IV - Significant changes to accounting practices – qualifications and emphases in the auditor's opinion

    a.                   significant changes to accounting practices

    Since January 1st, 2017, the Company's financial statements have been prepared in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). From its initial adoption by the Company and in the fiscal years ending December 31st, 2021, 2020, and 2019, there were no significant changes to IFRS accounting practices.

    As of January 1st, 2021, the Company's accounting practices have been amended to comply with IFRS 9, IAS 39, IFRS 7 "Financial Instruments," IFRS 4 "Insurance Contracts," and IFRS 16 "Leases." The changes contemplated in Phase 2 of the Interbank Offered Rates ("IBOR") reform address issues that may affect the Financial Statements during a benchmark interest rate's reform, including the effects of changes in contractual cash flows or hedges resulting from the rate's replacement with an alternative benchmark rate (substitution issues). This amendment took effect on January 1st, 2021. Hence, the implementations indicated above had no meaningful impact on the Financial Statements for the fiscal year ended December 31st, 2021.

    b.                  material effects from changes in accounting practices

    As stated in item a), there were no significant changes to accounting practices in the fiscal years ended December 31st, 2021, 2020, and 2019.

    c.                   qualifications and emphases in the auditor’s opinion

    The independent auditors issued unqualified opinions on the financial statements for the fiscal years ended December 31st, 2021, 2020 and 2019.

    Emphases:

    Regarding the fiscal year ended December 31st, 2020, the independent auditors noted that the financial statements, which were originally approved for issue on May 14th, 2021, were restated to reflect the allocation to the profit reserve calculated in accordance with IFRS and CPC in the amounts of R$ 70,816 thousand, R$ 208,655 thousand, R$ 209,489 thousand, and R$ 181,482 thousand, in the fiscal years ended December 31st, 2020, 2019, 2018 and 2017, respectively, in connection with the Company's application to the CVM for registration as a publicly-held company.

    Additionally, Getnet completed the stock split required by IAS 33/CPC 41 in the first quarter of 2021 and is representing this event in these financial statements by demonstrating the comparative number of shares between fiscal years. For additional information, please see Notes 17 and 21 to the Financial Statements.

    On May 12th, 2021, Getnet entered into an investment agreement with Eyemobile. For the purposes of this financial statement, this event is reported in Note 21 to the Financial Statements as a subsequent event.

    Certain revenue subtotals from Note 14 (a) to the Financial Statements have been rectified to ensure their accurate presentation.

    In addition to the adjustments stated above, during the review of its financial statements, the Company identified expenses that should be classified as cost of services. These costs have been reclassified from "Selling, General and Administrative Expenses," where they were originally recorded, to "Cost of Services" in the "Income Statement" and "Value Added Statement." Accordingly, the financial statements have been restated to reflect the reclassifications, pursuant to the guidelines of IAS 8 – "Accounting Policies, Changes in Accounting Estimates and Errors."

    Regarding the fiscal years ended December 31st, 2019 and 2018, there were no emphases in the independent auditors' opinions.

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    V- Critical accounting policies

    The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management in the process of applying accounting policies. Those areas involving a higher degree of judgment or complexity, as well as areas in which assumptions and estimates are significant to the financial statements have been selected by Management and are described below.

    Actual results derived from these carrying amounts may, therefore, differ from these estimates. Thus, to more closely align the Company's reality with the stated above, Getnet regularly reviews its assumptions, and any resulting effects are recognized in the year or period in which the estimates are reviewed. For a better understanding of how the Company makes judgments about future events, including the variables and assumptions used in the estimates, its critical accounting policies involving these Management judgments have been summarized, along with the specific assumptions and variables upon which these policies are based.

    Accounting judgments and estimates

    The preparation of IFRS-Consolidated Financial Statements requires the application of certain assumptions and pertinent judgments that involve a high degree of uncertainty and could have a material effect on the financial statements. In compliance with IFRS, Management utilizes estimates that have the potential to materially affect the amounts reported in our consolidated financial statements, and the figures may differ in scenarios under which such projections are not considered. The exceedingly complex accounting policies that govern calculations pertaining to critical areas of our operations are outlined below.

    Value of financial assets

    Financial assets measured at amortized cost and fair value through other comprehensive income are tested for impairment each year. The carrying amounts of these assets are adjusted by the loss allowance as a contra entry in the income statement for the year. The reversal of previously recorded losses is recognized in the income statement in the year in which the impairment decreases and can be objectively related to a recovery event.

    Value of financial liabilities

    Financial liabilities are classified as (i) financial liabilities at fair value through profit or loss; or (ii) financial liabilities at amortized cost, as applicable.

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    Fair value estimate

    Financial assets and liabilities are measured at the end of each period using valuation techniques. This computation is predicated on assumptions that consider the Company's judgment, given existing information and market conditions at the balance sheet date.

    The Company classifies fair value measurements according to a hierarchy that reflects the model utilized in the measurement process, categorizing financial instruments into Levels 1, 2, or 3, as follows:

(a)	Level 1 - prices quoted (unadjusted) in active markets for identical assets and liabilities.
(b)	Level 2 - information, beyond the quoted prices included in Level 1, which is observable in the market for the asset or liability, whether directly (i.e., like prices) or indirectly (i.e., derived from prices).
(c)	Level 3 - information for the assets or liabilities that is not based on observable market data (i.e., unobservable premises).

    Specific valuation techniques utilized to assess the financial instruments classified as Level 1, 2 and 3 include:

(a)	Level 1: For investments in the investment fund, the value of the fund quota is an appropriate indicator of fair value.
(b)	Level 2: For financial investments, the fair value is determined based on the updated values of the DI interest rate disclosed to the market through official bodies (i.e., Cetip, Brazilian Central Bank, etc.), as well as on the latest prices disclosed on the Brazilian Securities and Exchange Commission ("CVM") website, respectively.
(c)	Level 2: The fair value of accounts receivable is determined using the contractually stipulated payments for principal and interest to maturity at the rates established in the agreement.
(d)	Level 2: For loans and borrowings, the fair value is determined using the contractually stipulated payments for principal and interest to maturity at the rates established in the agreement.
(e)	Level 3: The valuation technique for the fair value of other financial instruments classified as Level 3 is determined by a discounted cash flow method. Getnet does not have assets or liabilities measured at fair value Level 3.

    Sensitivity analysis

    Sensitivity to exchange rate fluctuations

    The sensitivity analysis includes outstanding monetary items and transactions in foreign currency (US dollar), such as loans and funding, and adjusts their conversion at the end of each year to account for the above-mentioned fluctuations in exchange rates.

    Sensitivity to changes in interest rates

    Yield on financial investments is primarily affected by changes in the interest rate on interbank deposits ("DI"). The Company's judicial deposits are indexed to the SELIC rate.

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    Leasing

    Incremental borrowing rate

    An implicit discount rate to be applied to leasing contracts is not identifiable. As a result, the lessee's incremental borrowing rate is utilized to calculate the present value of leasing liabilities at the time the contract is initially booked.

    The incremental rate on the Company's loans is the interest rate it would have to pay when borrowing, over a similar term and with similar security, the funds necessary to acquire an asset similar to the one subject to the lease agreement of similar value to the right-of-use asset in a similar economic environment.

    The determination of this rate involves a high degree of judgment, and consideration must be given to Getnet's credit risk, the lease term, the nature and quality of the guarantees offered, and the economic context in which the transaction occurs. The rate calculation process preferably utilizes readily observable information, from which it must make the required adjustments to derive its incremental borrowing rate.

    The adoption of IFRS 16/CPC 06(R2) enables the determination of the incremental rate for a group of contracts, when the grouped contracts prove to have similar characteristics.

    The Company adopted this practical method of determining groupings for similar lease agreements, as it understands that the effects of its application do not materially differ from the application to individual leases.

    The Company determined the incremental interest rate using the following criteria:

a)	Risk-free rate: the benchmark rate for the market in which the institution operates.
b)	Credit spread: the spread of the most recent issuances in the same currency was utilized.

    Determining the lease term

    When determining the lease term, Management considers all the facts and circumstances that create an economic incentive either to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are included in the lease term only when there is reasonable certainty that the lease will be extended (or that it will not be terminated).

    Goodwill

    Goodwill is subjected to impairment testing at least once a year, or over shorter periods if there is any indication of asset impairment.

    Impairment testing is conducted based on value-in-use, which entails an estimate of cash flows over a five-year period. Cash flows are prepared considering several factors, namely: (i) macroeconomic projections for interest rates, inflation, GDP and other variables; (ii) market dynamics and growth estimates; (iii) cost increases, returns, synergies and investment plan; (iv) customer behavior; and (v) growth rate and adjustments applied to flows in perpetuity.

    The adoption of these estimates implies a judgment about the likelihood of future events occurring, and changes in any of these factors could lead to a different outcome. The cash flow estimate is based on an assessment performed by an independent specialized firm annually or whenever there is any indication of impairment, which is subsequently reviewed and approved by Management.

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    Provisions for tax, civil, and labor risks and judicial deposits

    Risk of loss classification is an estimate that requires considerable judgment in accounting and disclosing provisions for judicial and administrative proceedings, as well as estimating the amounts involved, the complexity of the proceedings, and the history of similar lawsuits and proceedings.

    Provisions for income tax, social contribution and other taxes

    Provisions for current taxes are recorded at the rate of 15%, plus 10% for income tax and 9% for social contribution on adjusted net income pursuant to the applicable tax legislation.

    Deferred income tax and social contribution are fully recognized on temporary differences between assets and liabilities recognized for tax purposes, and the carrying values of assets and liabilities in the financial statements. Deferred income tax and social contribution are determined based on the tax rates and legislation in effect on the date the financial statements are prepared and applicable when the respective income tax and social contribution are realized. Recovery in the balance of deferred tax assets is reviewed quarterly and, when it is no longer likely that future taxable profits will be available to allow for the recovery of all or part of the assets, they are adjusted to the expected recoverable amount.

    Current and deferred taxes are recognized in the income statement unless they relate to items directly recognized in shareholders' equity.

    Revenue recognition

    All revenues earned by the Company are recognized according to the revenue recognition steps outlined below:

    -  Step 1: identify agreements with the customer.

    -  Step 2: identify all individual performance obligations in the agreement.

    -  Step 3: determine the transaction price.

    -  Step 4: allocate the price to the performance obligations.

    -  Step 5: recognize revenue when (or as) the entity satisfies a performance obligation.

    Revenue from contracts with customers is recognized when control over the goods or services is transferred to the customer for an amount that reflects the consideration that Getnet expects to be entitled to in exchange for those goods or services in the ordinary course of the Company's business.

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    Getnet's revenues from customer contracts are primarily comprised of the following:

•	Revenues from merchant acquiring and transaction processing services, which are recognized upon approval of the purchase by the financial institution;
•	Revenues from POS rental to merchants, which are recognized upon fulfillment of the obligation in the service provision contract;
•	Revenues from the resale of phone credit recharges, which are recognized when the respective credit is transferred to the customer;
•	Revenues from profit sharing, which are recognized when the respective prepayments are transferred by Santander Brasil;
•	Other revenues from services, which are recognized to the extent that Getnet meets its performance obligations in connection with the provision of services.

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    VI - Material items not included in the financial statements

    a.                  assets and liabilities directly or indirectly held by the issuer, which are not included in the balance sheet, such as:

    i.                    assets and liabilities related to lease-purchase agreements for operating assets

    There are no assets and liabilities related to lease-purchase agreements for operating assets not included in the Company's balance sheets for the fiscal years ended December 31st, 2021, 2020 and 2019.

    ii.                  portfolios of written-off accounts receivable regarding which the entity retains risks and responsibilities, indicating the respective liabilities

    There are no portfolios of written-off accounts receivable regarding which the Company retains risks and responsibilities not included in its balance sheets for the fiscal years ended December 31st, 2021, 2020 and 2019.

    iii.                 agreements for future purchase and sale of products or services

    There are no agreements for future purchase and sale of products or services not included in the Company's balance sheets for the fiscal years ended December 31st, 2021, 2020 and 2019.

    iv.                 uncompleted construction contracts

    There are no uncompleted construction contracts not included in the Company's balance sheets for the fiscal years ended December 31st, 2021, 2020 and 2019.

    v.                   contracts for future financing

    There are no contracts for future financing not included in the Company's balance sheets for the fiscal years ended December 31st, 2021, 2020 and 2019.

    b.                  other items not included in the financial statements

    There are no other items not included in the Company's financial statements for the fiscal years ended December 31st, 2021, 2020 and 2019.

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    VII - Comments on items not reported in the financial statements

    a.                  how such items change or may eventually change revenues, expenses, operating results, financial expenses or other items in the issuer’s financial statements

    Not applicable, as there are no items not included in the Company's financial statements for the fiscal years ended December 31st, 2021, 2020 and 2019.

    b.                  nature and purpose of the operation

    Not applicable, as there are no items not included in the Company's financial statements for the fiscal years ended December 31st, 2021, 2020 and 2019.

    c.                  nature and amount of any obligations assumed, as well as any rights created in the issuer's favor deriving from the transaction

    Not applicable, as there are no items not included in Getnet's financial statements for the fiscal years ended December 31st, 2021, 2020 and 2019.

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    VIII - Business plan

    a.                   investments, including:

    i.                    quantitative and qualitative description of ongoing and planned investments

    Given the Company's large merchant base and the need to replace its point-of-sale ("POS") devices, its operations require continuous investment in capture equipment and software. Additionally, the costs of maintenance and security enhancements must be factored into the transaction capture process.

    Investments are also made in IT, machinery, equipment, facilities, furniture, fixtures, and vehicles used at the Company's headquarters, as well as at the headquarters and branches of its Subsidiaries.

    The table below includes the annual entry values for the Company's investments in assets used to support its operations and continually enhance its systems and other projects. In 2021 alone, the Company invested R$ 386,395 thousand in equipment purchases, facility improvements, software development, and enhancements to digital platforms, all of which aimed at refining the experience and safety of its products and services.

	Fiscal year	Fiscal year	Fiscal year
(BRL thousand)	(12.31.2021)	(12.31.2020)	(12.31.2019)
Software and licenses	26,799	36,459	89,469
Systems under development	(9,596)	56,301	52,619
Fixed assets	369,192	308,872	466,608
Total	386,395	401,632	608,696

    Most of the in-house developed software consists of fully operational solutions for capturing and processing debit and credit card transactions, as well as mobile phone recharging. According to a technical report, the useful life of these intangible assets is five years.

    Fixed assets include the consolidated investments made by the Company in point-of-sale terminals, computers and peripherals, furniture and fixtures, telecommunications equipment and vehicles.

    We highlight below the projects to which the Company has dedicated its investment efforts in recent years:

•	Digital Platform;
•	Pricing Platform;
•	Superget App;
•	Payment Account and Prepaid Card;
•	Receivables Prepayment Platform; and
•	Anti-Fraud Systems.

    The Company plans to continue making investments in its current structure, including capture equipment, new products, IT, machinery, equipment, facilities, and furniture.

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    ii.                   sources of investment funding

    The funds used to invest in technology solutions derive from the cash generated by the Company's regular operations. Furthermore, Getnet has good relationships with top-tier financial institutions, which enables it to access additional lines of credit as needed. In this sense, we understand that the Company's funding sources are adequate for its debt profile, allowing it to meet its investment needs while always maintaining an adequate profile of financial debt and, consequently, its repayment ability.

    iii.                 material ongoing divestitures and planned divestitures

    Not applicable, as the Company does not have any material ongoing or planned divestitures.

    b.                  if it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets expected to materially influence the issuer’s output capacity

    As stated in item 10.8(a), investments totaling R$ 386,395 thousand were made during the fiscal year ended December 31st, 2021 in the acquisition and development of software, equipment, and enhancements to digital platforms, with the purpose of optimizing the experience and security of products offered.

    c.                   new products and services, indicating:

    i.                    description of ongoing research already disclosed

    Not applicable, as the Company does not have any ongoing research that has already been disclosed.

    ii.                  total expenditures by the issuer on research for new product or service development

    Total expenditures on research for new product or service development are stated in item 10.8(a).

    iii.                 projects under development already disclosed

    Projects under development that have already been disclosed are stated in item 10.8(a).

    iv.                 total expenditures by the issuer on new product or service development

    Total expenditures on new product or service development are comprised in item 10.8(c)(ii).

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    IX - Other factors with material influence

    Reduced social distancing measures had a direct impact on Getnet's operations in the second half of 2021, as the resumption of economic activity is critical for the payments industry, whose performance is highly dependent on Brazilian household consumption. The Company began to witness volume recovery, particularly in segments encompassing large companies, which rebounded rapidly, while small businesses experienced a more modest and gradual recovery. Our e-commerce segment is currently one of the key drivers of our volume and market share growth, which continued to perform well this year.

    On June 7th, 2021, the Brazilian Central Bank's Resolution No. 4,734 and Circular No. 3,952 went into effect, establishing new rules for receivables registration with the aim of making credit more easily accessible to customers. All card transaction data will be routed through a receivables center, which will collect data from merchants. This enables credit providers to gain greater visibility of their existing or prospective customers, resulting in an increase in credit supply to the market in general.

    Another factor affecting economic variables this year was the increase in the Selic rate, which started at 2% in January and ended the year at 9.25%, according to Brazilian Central Bank data. This has a direct impact on Getnet, as our financial products, such as the prepayment rate, are directly linked to the Selic. The measure was implemented to rein in inflation, which closed 2021 at 10.06%, well above the 4.52% recorded in 2020.

    Deal with Eyemobile Tecnologia Ltda.

    On August 3rd, 2021, upon the fulfillment of the applicable conditions precedent, the Company completed the transaction relating to Getnet's acquisition of an equity interest in Eyemobile Tecnologia Ltda. ("Eyemobile"), followed by the subsequent conversion of Eyemobile into a joint-stock company and increase in its share capital, which was fully subscribed by Getnet. Eyemobile is a technology business that specializes in providing software solutions for the payments, point-of-sale, cash front, and events industries. Following the transaction's completion, Getnet holds a 60% (sixty percent) interest, which was acquired for a total of R$ 21.5 million in cash, comprising: (i) a 44% interest (R$ 11.5 million) and a capital increase (R$ 10 million), resulting in a 16% increase in its ownership interest. In addition, Getnet may pay an extra R$ 3.5 million if specific financial and operational targets are achieved over the next 18 months.

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    EXHIBIT III

    MANAGEMENT PROPOSAL FOR THE ACCOUNTING YEAR OF 2021 NET PROFIT ALLOCATION (pursuant to Article 9th, item II of Single Paraghaph and Annex 9-1-II of CVM Insctruction no. 481/09)

    1. Inform the net income for the year:

    The Company's Net Income for the fiscal year ended December 31st, 2021 was R$ 476,190,813.71 (four hundred and seventy-six million, one hundred and ninety thousand, eight hundred and thirteen reais and seventy-one cents).

    2. Inform the global dividend amount and the dividend per share, including interim dividends and interest on equity already declared:

Event	Deliberation	Total Gross Amount

Interest on Equity	12/21/2021	R$ 298,000,000.00

Gross Interest on Equity - Lot of 1,000 shares
Common Shares	Preferred Shares	Unit
R$ 152.17104876	R$ 167.38815366	R$ 319.55920242

Interest on Equity, Net of Withheld Tax - Lot of 1,000 shares
Common Shares	Preferred Shares	Unit
R$ 129.34539145	R$ 142.27993061	R$ 271.62532205

    3. Inform the percentage distributed of net income for the fiscal year:

    Getnet established in its Bylaws the mandatory minimum payment of 25% of its net income for the fiscal year, pursuant to Law No. 6,404/76. On December 31st, 2021, the minimum mandatory dividends were absorbed by the distribution of interest on equity in the gross amount of R$ 298,000,000.00 (two hundred and ninety-eight million reais).

    4. Inform the global dividend amount and the dividend per share distributed based on net income from prior fiscal years:

Gross Interest on Equity	Total
Common Shares ("ON")	R$ 102,645,147.26
Preferred Shares ("PN")	R$ 108,786,852.74
Total	R$ 211,432,000.00

    5. Inform, excluding interim dividends and interest on equity already declared:

    a. Gross amount of dividends and interest on equity, by share type and class:

Gross Interest on Equity	Total
Common Shares ("ON")	R$ 144,671,827.73
Preferred Shares ("PN")	R$ 153,328,172.27
Total	R$ 298,000,000.00

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    b. Form and term of payment for dividends and interest on equity:

    Interest on equity was paid in a single installment on February 16th, 2022.

    c. Adjustment for inflation and interest accrued on dividends and interest on equity, if any

    Not applicable.

    d. Declaration date for dividend and interest on equity payments to identify the shareholders entitled to receive thereof

    Shareholders who were registered with the Company as of January 20th, 2022 (inclusive), were entitled to the Interest on Equity approved on December 21st, 2021.

    6. If dividends or interest on equity were declared based on income reported in semi-annual or other interim balance sheets:

    a. Inform the dividend or interest on equity amount already declared:

    Not applicable.

    b. Inform the date of the respective payments:

    Not applicable.

    7. Provide a comparative table indicating the following amounts per share type and class:

    a. Net income for the fiscal year and for the previous (3) three fiscal years;

    b. Dividend and interest on equity distributed in the previous 3 (three) years

Common Shares	2021	2020	2019
Net Income	R$ 231,179	R$ 361,013	R$ 794,032
Dividends/Interest on Equity	R$ 144,672	R$ 68,866	R$ 139,029
Dividends/Interest on Equity/share	R$ 0.24	R$ 0.19	R$ 0.43

Preferred Shares	2021	2020	2019
Net Income	R$ 245,012	-	-
Dividends/Interest on Equity	R$ 153,328	-	-
Dividends/Interest on Equity/share	R$ 0.27	-	-

    8. If any income is allocated to the legal reserve:

    a. Indicate the amount allocated to the legal reserve; and b. Describe in detail the calculation method for the legal reserve:

    The legal reserve is established annually as a 5% allocation of the fiscal year's net income and cannot exceed 20% of the share capital. The legal reserve aims to safeguard the share capital's integrity and may only be utilized to cover losses and raise the Company's capital. On December 31st, 2021, the Company recorded a legal reserve of R$ 23,688 thousand.

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    9. If the company has issued preferred shares entitled to fixed or minimum dividends:

    a. Describe how fixed or minimum dividends are calculated:

    Preferred shares entitle its holders to dividends that are 10% higher than those paid to holders of common shares.

    b. Inform whether the net income for the year is sufficient to fully pay the fixed or minimum dividends:

    Yes. The fiscal year's net income was sufficient to cover the entire dividend payout.

    c. Identify if any unpaid amount is cumulative:

    Yes, it may be cumulative.

    d. Identify the global amount of fixed or minimum dividend payable to each preferred share class:

    The global amount of interest on equity paid to the preferred share class was R$ 153,328,172.27 (one hundred and fifty-three million, three hundred and twenty-eight thousand, one hundred and seventy-two reais and twenty-seven cents).

    e. Identify the fixed or minimum dividend payable per preferred share of each class:

    The dividend was paid at a rate of R$ 0.27 cents per preferred share.

    10. Regarding the mandatory dividend:

    a. Describe the calculation method provided for in the Bylaws:

    Getnet established in its Bylaws the mandatory minimum payment of 25% of its net income for the fiscal year, pursuant to Law No. 6,404/76. On December 31st, 2021, the minimum mandatory dividends were absorbed by the distribution of interest on equity.

    b. Inform if the mandatory dividend is being fully paid:

    Yes. The mandatory dividend provided for in the Company's Bylaws is being fully paid.

    c. Inform any amount withheld:

    There is no amount withheld.

    11. If the mandatory dividend is withheld due to the company's financial situation:

    a. Inform the amount withheld; b. Describe in detail the company's financial situation, including aspects related to liquidity analysis, working capital and positive cash flows; and c. Provide reasons for withholding dividends

    There is no withholding of mandatory dividends.

    12.If any income is allocated to the contingency reserve:

    a. Identify the amount allocated to the reserve b. Identify the loss regarded as probable and its cause; c. Explain why the loss was deemed probable; and d. Provide reasons for recording of the reserve:

    There is no income allocated to the contingency reserve.

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    13. If any income is allocated to the unrealized profit reserve:

    a. Identify the amount allocated to the unrealized profit reserve; and b. Identify the nature of unrealized profit that gave rise to the reserve:

    There is no income allocated to the unrealized profit reserve.

    14. If any income is allocated to Bylaws-established reserves:

    a. Describe the Bylaws clauses establishing the reserve:

    According to Article 34, item III, of the Company's Bylaws, the remaining portion of net income after allocating the legal reserve and paying mandatory dividends will be allocated in accordance with what is resolved by the Shareholders' Meeting, as proposed by the Board of Directors, including for the recording of reserves or withholding required by law and the Company's Bylaws.

    b. Identify the amount allocated to the reserve; and c. Describe how the amount was calculated:

    On December 31st, 2021, the Company recorded a Bylaws-established reserve in the amount of R$ 365,678 thousand, with 50% of this amount designated as a reserve to reinforce working capital and the remaining 50% allocated as a reserve for dividend equalization.

    15. If the capital budget provides for any profit retention:

    a. Identify the amount retained: b. Provide a copy of the capital budget

    Capital reserves may be used solely to absorb losses that exceed retained earnings and profit reserves; for the redemption, refund, or purchase of shares; for incorporation into the share capital; and for other purposes permitted under applicable corporate law. In the first quarter of 2021, the Company was recorded the amount as of R$ 398,533 thousand as deferred taxes due to a goodwill generated by the purchase of shares hold by Santander Brazil’s minority shareholders, in the context of Santander Brazil’s partial spin-off. Due to the capital reserve's nature, it will be entirely used through tax benefits.

    16. If any income is allocated to the tax incentive reserve:

    a. Identify the amount allocated to the reserve; and b. Explain the nature of the allocation:

    There is no income allocated to the tax incentive reserve.

    b. Explain the nature of the allocation

    Not applicable.

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    EXHIBIT IV

    PROPOSAL FOR THE APPOINTMENT OF A NEW MEMBER OF THE COMPANY’S BOARD OF DIRECTORS (in compliance with items 12.5 to 12.10 of Annex 24 of CVM Instruction no. 480/09, pursuant to Annex A of CVM Instruction no. 552)

Name	Cássio Schmitt
Date of birth	April 23rd, 1971
Profession	Economist
Federal tax ("CPF") or passport number	581.099.430-04
Elective position held	Chief Executive Officer and Director
Election date	N/A
Investiture date	N/A
Term of office	N/A
Elected by the controlling shareholder	N/A
Whether the individual is an independent member, and if so, what was the issuer's criteria for determining independence	No
Number of consecutive terms of office	0
Information about:

    Mr. Schmitt was born in Brazil on April 23rd, 1971. He holds a bachelor's degree in economics from the Federal University of Rio Grande do Sul, a master's degree in corporate economics from Fundação Getúlio Vargas, and an MBA from the Massachusetts Institute of Technology's Sloan School of Business. He has extensive financial market experience, having worked at Unibanco and other institutions. In 2004, he joined Banco Santander Brasil, where he worked in a variety of departments, including project finance, risk, and credit recovery. He most recently served as officer responsible for the Companies, Governments, and Institutional Retail Sector at Santander. Banco Santander Brasil is controlled, both directly and indirectly, by Banco Santander, S.A. (Spain), and is a company under common control in relation to Getnet.

    Main professional experiences over the last 5 years, indicating: company name and industry, position, whether the company is part of (i) the issuer's economic group or (ii) is controlled by a shareholder of the issuer holding a direct or indirect interest equal to or greater than 5% of the issuer's same class or type of security, and indication of all management and board positions held in other companies or third-sector organizations

Other positions or functions held with the issuer

    He was elected Chief Executive Officer on January 31st, 2022, and his investiture is subject to ratification of his election by the Brazilian Central Bank. Mr. Schmitt does not currently hold any other position or function with the Company.

    Description of any of the following events occurred within the last 5 years: any criminal conviction, any conviction in a CVM administrative proceeding and the resulting penalties, or any final and irreversible court or administrative decision suspending or prohibiting the individual from engaging in professional or business activity

    Mr. Cássio Schmitt declares that, in the last five years, he has not been subject to any criminal conviction, any conviction in a CVM administrative proceeding or any final and irreversible court or administrative decision suspending or prohibiting him from engaging in professional or business activity.

Pursuant to Exhibit 24, item 12.6, of CVM Ruling No. 480/09, provide the meeting attendance rate at meetings held by the Board of Directors or the Fiscal Board in the last fiscal year	Not applicable, as Mr. Schmitt was not a member of the Company's Board of Directors or Fiscal Board in the last fiscal year.

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    Pursuant to the provisions of Exhibit 24, item 12.9, of CVM Ruling No. 480/09, provide information on the existence of any marital relationship, common-law marriage or kinship up to the second degree between Mr. Cássio Schmitt, as appointed executive officer and director, and:

    a. the Company's executive officers and directors

    Not applicable.

    b. executive officers and directors of the Company's direct or indirect subsidiaries

    Not applicable.

    c. direct or indirect controlling shareholders of the Company

    Not applicable.

    d. executive officers and directors of Company's direct or indirect parent companies

    Not applicable.

    Pursuant to the provisions of Exhibit 24, item 12.10, of CVM Ruling No. 480/09, provide information on any relationship of subordination, service provision or control, within the last 3 fiscal years, between Mr. Cássio Schmitt, as appointed executive officer and director, and:

    a. any of the Company's direct or indirect subsidiaries, except for those whose share capital is wholly owned by the Company, whether directly or indirectly

    Not applicable, as Mr. Schmitt had no relationship with any of the companies mentioned in this item.

    b. direct or indirect controlling shareholder of the Company

    As stated in the table above, Mr. Schmitt served as officer at Banco Santander (Brasil) S.A., which was the Company's direct controller for the last 3 (three) fiscal years. After October 2021, the Company's direct and indirect control was transferred to a subsidiary of the Santander Group, S.A. (Spain).

    c. if relevant, any supplier, customer, debtor or creditor of the Company, its subsidiary or parent companies or subsidiaries of any of them

    Please refer to the comments under item "b" above and the table in this Exhibit IV.

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    EXHIBIT V

    PROPOSAL FOR THE ANNUAL GLOBAL COMPENSATION OF THE COMPANY’S MANAGEMENT (pursuant to Article 12 of CVM Instruction no. 481 and item 13 of Annex 24 of CVM Instruction no. 480)

    13.1 - Description of the compensation policy or practice, including for non-statutory officers

    (a) objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the governance body that approved it, the date of approval and, if the issuer discloses the policy, the websites where it can be found.

    The Company's compensation policy, approved by the Board of Directors on February 7th, 2018, has the following core principles, objectives, and guidelines: (i) to attract, reward, retain, and encourage executives to conduct their businesses sustainably, observing appropriate risk limits, and always in line with the interests of shareholders; (ii) to provide compensation based on criteria that differentiate performance while also allowing for the recognition and appreciation of individual achievements; and (iii) to ensure that internal and external balance standards are compatible with the responsibilities of each position and competitive with the reference job market, regulating criteria and establishing administrative controls capable of reacting to the Company's different needs.

    (b) compensation structure

    (i) description of the compensation components and objectives of each one of them;

    Board of Directors

    The independent members of the Board of Directors are only entitled to fixed compensation, which is paid monthly through service remuneration. Fixed compensation is based on market research data and is designed to attract and retain professionals who possess the required skills and experience for the post. Members of the Board of Directors who serve on the Audit Committee will not be eligible for this compensation; instead, they will only receive compensation for their role as a member of the Audit Committee, pursuant to the Brazilian Central Bank's applicable regulations.

    Committees

    Members of the Board of Directors who serve on advisory committees may be eligible to receive additional compensation for their service on the committee, as determined by the Board of Directors.

    External members who eventually serve on advisory committees may be entitled to a fixed monthly compensation whose amount will be determined considering, primarily, the level of responsibility and complexity inherent to the position, the time commitment expected of the professional, as well as the experience and qualifications required to perform the role.

    Fiscal Board

    As of the date of this Reference Form, we do not have a Fiscal Board in place. If or when it is constituted, its compensation will be determined by the General Shareholders' Meeting, in compliance with applicable legislation.

    Executive Board

    Members of the Executive Board are entitled to receive: fixed compensation consisting of monthly payments, benefits, and variable compensation, always within the global annual compensation limit established by the Company's Compensation and Appointment Committee and approved by the Board of Directors.

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    Monthly fixed compensation: The fixed compensation consists of each executive's service remuneration. The service remuneration is bound by the profile of the applicable post and is referenced by the corresponding level range. Individual service remuneration is also predicated on the performance history and seniority of position holders and is consistent with market practices, as measured by periodical compensation surveys undertaken by specialized consulting firms. Fixed compensation is intended to attract and retain professionals who possess the required skills and experience for the role.

    Annual Variable Compensation: Variable compensation is comprised of three components: (1) the Profit-Sharing Program ("PSP"); (2) the Local Long-Term Incentive Program ("Local LTI"); and (3) the Global Long-Term Incentive Plan ("CRDIV LTI").

    (1) Profit Sharing Program ("PSP")

    The Profit-Sharing Program's ("PSP") purpose is to recognize, through meritocracy, the organization's top performers. This program, to which members of the Executive Board are eligible, considers the following criteria:

        Individual performance: measured against mutually agreed-upon targets, which include quantitative and/or qualitative indicators that are aligned with the Company's strategic planning. It is monitored, with its indicators and targets reviewed and disclosed by the People and Management department, and approved by the Company's Executive Committee;

        The overall performance of the organization. Corporate targets and indicators are used to evaluate performance, which are approved by the Board of Directors and the Compensation and Appointment Committee of the Company.

    Annual variable compensation for executive officers under the "PSP" will be paid in the following manner:

•	30% cash
•	30% in SANB11 Units (with a lock-up period - restriction on sale - of one (1) year)
•	20% deferred in SANB11 Units over three (3) equal annual installments, each with a one (1) year lock-up period
•	20% cash deferred over three (3) equal annual installments

    SANB11 Units are units issued by Santander Brasil (SANB11 Units), which held 100% of the Company's shares until the completion of the Spin-Off and is the leading institution in the prudential conglomerate to which the Company belongs.

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    Additionally, the Plan is subject to a Malus and/or Clawback clause, which provides that the Company's Board of Directors, upon recommendation of the Compensation and Appointment Committee, may approve the reduction and/or refund of up to 100% of each participant's amount under the following circumstances:

•	poor financial performance of the Company;
•	non-compliance by the participant with internal rules and regulations, particularly those governing risks;
•	substantial changes in the Company's financial statements, as determined by external auditors, except if resulting from changes in accounting standards. Should the Board of Directors deem it necessary, it may also consider the Company's financial statements in this analysis;
•	significant changes in the Company's share capital or in its qualitative risk assessment. Should the Board of Directors deem it necessary, it may also consider changes in the Company's share capital in this analysis;
•	significant risk management failures on the part of the Company or a business or risk control unit;
•	increased capital needs of the Company or a business unit that were not anticipated at the time the exposures were created;
•	regulatory sanctions or court convictions for acts that may be attributable to the unit or those responsible therefor;
•	non-compliance with the Company's internal codes of conduct; and
•	individual or collective misconduct resulting in negative consequences derived from the sale of inappropriate products, as well as the responsibilities of individuals or committees of the Company that made these decisions must be especially considered.

    (2) Local Long-Term Incentive Program ("Local LTI")

    The purpose of this compensation component is to align the long-term vision of the Company's executives, ensuring that everyone pursues the same challenges in a sustainable manner. The program considers the organization's overall performance, as evaluated by corporate targets and indicators approved by the Company's Board of Directors and Compensation and Appointment Committee for the 2018-2020 period.

    The indicators comprising the target base for awarding long-term variable compensation are the following:

Indicators	Weight
PRE-TAX PROFIT	50%
ACTIVE CUSTOMER BASE	30%
MARKET SHARE	20%

    The payment was made at the end of the third year of the program (2021) in the following manner:

•	50% in SANB11 units subject to a one-year lock-up period; and
•	50% cash.

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    Additionally, the Plan is subject to a Malus and/or Clawback clause, which provides that the Company's Board of Directors, upon recommendation of the Compensation and Appointment Committee, may approve the reduction and/or refund of up to 100% of each participant's amount under the following circumstances:

•	poor financial performance of the Company;
•	non-compliance by the participant with internal rules and regulations, particularly those governing risks;
•	substantial changes in the Company's financial statements, as determined by external auditors, except if resulting from changes in accounting standards. Should the Board of Directors deem it necessary, it may also consider the Company's financial statements in this analysis;
•	significant changes in the Santander Brazil's share capital or in its qualitative risk assessment. Should the Board of Directors deem it necessary, it may also consider changes in the Company's share capital in this analysis;
•	significant risk management failures on the part of the Company or a business or risk control unit;
•	increased capital needs of the Company or a business unit that were not anticipated at the time the exposures were created;
•	regulatory sanctions or court convictions for acts that may be attributable to the unit or those responsible therefor;
•	non-compliance with the Company's internal codes of conduct; and
•	individual or collective misconduct resulting in negative consequences derived from the sale of inappropriate products, as well as the responsibilities of individuals or committees of the Company that made these decisions must be especially considered.

    (3) Global Long-Term Incentive Plan ("CRDIV LTI")

    The Global Long-Term Incentive CRDIV – 2015 Grant, a share distribution plan, was introduced in 2016. This plan was subject to the achievement of several performance indicators, including Total Return for Santander Spain, Return on Tangible Assets (ROTE), Customer Satisfaction, Employee Satisfaction, and Corporate Customer Loyalty.

    This plan provided for the distribution of shares earned from the program's target achievements in 2019, with an additional lock-up restriction on sales of one-year following distribution to a specific group called the "Identified Collective." There were no extra sales restrictions for the extended group that was not classified as a "Identified Collective."

    The Plan ended in December 2018 with a final achievement rate of 66.88%. The payment corresponding to Santander Spain's (SAN) shares was made in cash in March 2019 to participants of the "Extended Group" (with no lock-up restriction on sales), while "Identified Collective" participants received the payment in March 2020, following the one-year lock-up.

    In 2020, a new long-term incentive plan was launched within the scope of the Global Long-Term Incentive, with a three-year vesting period and including our executive officers as beneficiaries. The plan's awards are contingent upon the achievement of specific targets relating to the Company's digital transformation.

    In 2021, yet another long-term incentive plan was introduced within the scope of the Global Long-Term Incentive, also with a three-year vesting period and including our executive officers as beneficiaries. Again, the plan's awards are dependent upon the achievement of certain targets relating to the digital transformation of the Company's business. The payments will be made in cash according to the price of Santander Spain's shares.

    Benefits Plan: Comprised of medical and dental aid, check-ups, life insurance, private pension plan, and driver/security services (exclusive to the CEO of the Company). The benefits are intended to attract and retain qualified professionals who possess the required skills and experience for the position.

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    (4) Getnet’s Long-Term Incentive Plan

    The management is subjecting to the Company’s sharesholders, at the Ordinary and Extraordinary Meeting to be held on April 29, 2022, a long-term incentive plan (“Getnet LTI Program”).

    The program establishes indicators and accomplishment ratings that, in addition to resulting in achievement and exceeding of the Company's targets, provide participants with bonuses. Professionals holding the positions of Vice President, Executive Superintendent, Superintendent, Senior Manager, and Manager are eligible for the program. Except for Vice Presidents, the remaining participants in eligible positions will be appointed by the Company's Executive Committee, considering, among other factors, the participant's seniority, responsibilities, activities, and risk managed in the Company, with his/her participation renewed or revoked in each year of the cycle.

    The indicators measured for the purposes of the plan are:

Indicators	Weight
BAI	50%
ACTIVE CUSTOMER BASE	30%
MARKET SHARE	20%

    BAI: Benefits before Taxes

    For payment purposes, targets are calculated annually based on the weighting of the program's indicators.

    The program's payment trigger will be the achievement of a BAI average of at least 80% over the three-year period.

    The established targets cover the three-year period from 2021 to 2023, with deferred payments scheduled for 2024, 2025, and 2026.

    Deferred installments will be indexed to the CDI for adjustment from the retention period to the payment date in the following manner:

•	50% in Getnet Units with a one-year lock-up period or share-based instruments; and
•	50% cash.

    (5) PagoNxt Long-term Incentive Plan

    In addition, Grupo Santander is considering the implementation of LTI PagoNxt, a new long-term incentive program based on shares issued by PagoNxt (“LTI PagoNxt”). Among the beneficiaries is expected to be Company’s managers. The terms and conditions of LTI PagoNxt shall be informed as soon as the program is established.

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    (ii) proportion of each component in the overall compensation

    The following table outlines the proportion of each component in the overall compensation during the last three fiscal years:

2021	Fixed Compensation	Variable Compensation	Share-Based Compensation	Benefits	Total
Executive Board	24%	42%	31%	3%	100%
Board of Directors (applicable throughout 2019, as well as January and February 2020, prior to the Board of Directors being removed, and July and December 2021, when the Board of Directors was reinstated)	0%	0.00%	0.00%	0%	0%
Fiscal Board	N/A	N/A	N/A	N/A	N/A
Audit Committee (applicable following the committee's establishment in October 2021)	100%	0%	0%	0%	100%

2020	Fixed Compensation	Variable Compensation	Share-Based Compensation	Benefits	Total
Executive Board	51%	21%	21%	7%	100%
Board of Directors (applicable throughout 2019, as well as January and February 2020, prior to the Board of Directors being removed, and July and December 2021, when the Board of Directors was reinstated)	98.00%	0.00%	0.00%	2.00%	100%
Fiscal Board	N/A	N/A	N/A	N/A	N/A
Audit Committee	N/A	N/A	N/A	N/A	N/A

2019	Fixed Compensation	Variable Compensation	Share-Based Compensation	Benefits	Total
Executive Board	37%	29%	29%	5%	100%
Board of Directors (applicable throughout 2019, as well as January and February 2020, prior to the Board of Directors being removed, and July and December 2021, when the Board of Directors was reinstated)	98.00%	0.00%	0.00%	2.00%	100%
Fiscal Board	N/A	N/A	N/A	N/A	N/A
Audit Committee	N/A	N/A	N/A	N/A	Audit Committee

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    (i)             calculation and adjustment methodology for each compensation component

•	Fixed Compensation: There is no automatic adjustment methodology. Annual market research is undertaken to determine the competitiveness of director, executive officer, and Audit Committee compensation. If any material difference in compensation is detected in comparison to the market, the Company's Compensation and Appointment Committee assesses whether to propose changes to the Board of Directors.

•	Variable Compensation: There is no automatic adjustment methodology. Annual market research is undertaken to determine the competitiveness of Board of Directors/Executive Board compensation. If any material difference in compensation is detected in comparison to the market, the Company's Compensation and Appointment Committee assesses whether to propose changes to the Board of Directors.
•	Benefits: There is no automatic adjustment methodology. Annual market research is undertaken to determine the competitiveness of executive officer compensation - including benefits - and, if any material difference is detected in comparison to the market, the Company's Compensation and Appointment Committee assesses whether to propose changes to the Board of Directors.

    (ii)           reasons that justify the compensation structure

    The proposed compensation considers the experience of directors and executive officers, as well as the need to retain talent in a competitive market, the promotion of the organization's good performance, and, in the case of the Executive Board, alignment with the Company's strategy through long-term commitment.

    (iii)          existence of any members who are not compensated by the issuer and the reason therefor

    Currently, the members of the Board of Directors do not receive compensation from the Company.

    c) key performance indicators used to determine each compensation component

    The Annual General Meeting approves the maximum allowable amounts upon considering the Company's results from the preceding fiscal year and its projected results for the current fiscal year, including but not limited to net income.

    The following are also considered:

•	Fixed Compensation: no associated indicator.
•	Variable Compensation: based on Santander Group's and the Company's result indicators, department results, as well as individual performance.

    In the 2021 fiscal year, the result indicators were as follows:

Indicadores	Peso
SANTANDER GROUP TARGETS	10.00%
BAI	25.00%
ACTIVE CUSTOMER BASE	20.00%
COST PER TRANSACTION	10.00%
MARKET SHARE	15.00%
NPS	10.00%
ENGAGEMENT SURVEY	10.00%

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    When assessing individuals, both quantitative factors, which depend on the area of activity, as well as qualitative elements (behaviors consistent with the Company's culture) are reviewed.

    d) how compensation is structured to reflect the evolution of performance indicators

    A substantial portion of the total compensation paid to executive officers is in the form of variable and deferred compensation, which is significantly influenced by the performance indicators agreed upon with the Board of Directors for the fiscal year, considering the Company's historical results and strategic planning.

    e) how the compensation policy or practice aligns with the issuer's interests in the short, medium and long term

    Annual variable compensation for executive officers is determined by the following factors:

    In the short term, the Company provides fixed compensation and benefits compatible with the market to attract and retain executives. Variable compensation is applied in the medium and long term, with portions paid in cash and deferred, as well as a long-term incentive paid at the end of the three-year period. The payment format is 50% in shares or share-based instruments and 50% in cash, with shares subject to a one-year lock-up period, which contributes to executives remaining committed to the issuer's and shareholder's interests to achieve sustainable results, given that these results have a direct impact on the deferred portion of the compensation and the value of the shares associated with the variable compensation incentive.

    The compensation structure described above is intended to incentivize the Company's executives to maximize the profitability of the projects they develop, thus aligning their interests with those of the Company.

    (f) existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders

    Until February 2020, when the Company's Board of Directors was removed, its direct controlling shareholder, Santander Brasil, paid the members of the Board of Directors the full compensation for director positions held at both the Company and Santander Brasil. From July 2021, the date on which the Company's Board of Directors was reinstated, Santander Brasil and PagoNxt started to pay the compensation owed to the members of the Board of Directors of the Company.

    (g) existence of any compensation or benefit bound to the occurrence of a specific corporate event, such as the transfer of a controlling interest in the issuer

    There is no compensation or benefit bound to the occurrence of a specific corporate event.

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    (h) practices and procedures adopted by the board of directors to define the individual compensation of its members and executive officers, indicating:

(i)	the issuer's governance bodies and committees that take part in the decision-making process, explaining how they participate

    It is incumbent upon the Board of Directors, with the assistance of the Company's Compensation and Appointment Committee, to distribute the funds individually to each member of the Executive Board, including the allocation of all benefits.

(ii)	criteria and methodology used to determine individual compensation, indicating whether any studies are used to verify industry practices, and, if so, the comparison criteria and scope of those studies

    The criteria and methodology used to determine individual compensation are in line with market practices, as measured periodically through salary surveys undertaken by specialized consulting firms, as well as the position holders' performance history and seniority. The Compensation and Appointment Committee of the Company is responsible for: (i) reviewing the Company's compensation policy for directors and executive officers in light of market practices to identify material discrepancies in comparison to similar companies; and (ii) ensuring that the compensation policy for directors and executive officers is permanently compatible with the risk management policy.

(iii)	how frequently and in what manner the board of directors assesses the issuer's compensation policy for adequacy

    The Compensation and Appointment Committee of the Company is responsible for annually reviewing the Compensation Policy and, where appropriate, recommending to the Board of Directors that it be amended or improved.

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    13.2 Total Compensation of the Board of Directors, Executive Board, Audit Committee and Fiscal Board

Total Compensation for the Fiscal Year Ended 12/31/2022 - Annual Amounts
	Board of Directors	Executive Board	Fiscal Board	Total
Overall number of members	6.0	10.0	0.00	16.0
Number of paid members	0.00	10.0	0.00	10.0
Fixed annual compensation
Salary or service remuneration	0.00	12,234,005.00	0.00	12,234,005.00
Direct and indirect benefits	0.00	757,192.00	0.00	757,192.00
Committee membership	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit Sharing	0.00	11,181,000.00	0.00	11,181,000.00
Meeting attendance	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	0.00	0.00	0.00
Extinction of job position	0.00	0.00	0.00	0.00
Share-based (including options)	0.00	18,608,000. 00	0.00	18,608,000.00
Note

    Conforme disposto no OFÍCIO CIRCULAR/ANUAL-2022- CVM/SEP, o número de membros remunerados de cada órgão social foi apurado de acordo com a média anual do número de membros remunerados de cada órgão apurado mensalmente, com duas casas decimais.

Total compensation	0.00	42,780,197.00	0.00	42,780,197.00

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Total Compensation for the Fiscal Year Ended 12/31/2021 - Annual Amounts
	Board of Directors	Executive Board	Fiscal Board	Audit Committee	Total
Overall number of members	5.00	7.67	0.00	3.0	10.67
Number of paid members	0.00	7.67	0.00	3.0	10.67
Fixed annual compensation
Salary or service remuneration	0.00	7,039,775.20	0.00	240,000.00	7,279,775.20
Direct and indirect benefits	0.00	843,493.06	0.00	0.00	843,493.06
Committee membership	0.00	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00	0.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	0.00	0.00	0.00	0.00
Profit sharing	0.00	8,021,586.67	0.00	0.00	8,021,586.67
Meeting attendance	0.00	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00	0.00
Others	0.00	2,770,000.00	0.00	0.00	2,770,000.00
Description of other variable compensation
Post-employment	0.00	0.00	0.00	0.00	0.00
Extinction of job position	0.00	0.00	0.00	0.00	0.00
Share-based (including options)	0.00	8,971,586.67	0.00	0.00	8,971,586.67
Note

    In compliance with CVM/SEP Circular Letter 2022, the number of paid members in each corporate body was calculated using the annual average of the number of paid members in each body determined monthly, to two decimal places.

Total compensation	0.00	29,146,441.59	0.00	240,000.00	29,386,442.59

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Total Compensation for the Fiscal Year Ended 12/31/2020 - Annual Amounts
	Board of Directors	Executive Board	Fiscal Board	Total
Overall number of members	6.00	9.42	0.00	9.42
Number of paid members	0.00	9.42	0.00	9.42
Fixed annual compensation
Salary or service remuneration	0.00	8,779,398.92	0.00	8,779,398.92
Direct and indirect benefits	0.00	1,180,601.08	0.00	1,180,601.08
Committee membership	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0,00	3,673,000.00	0.00	3,673,000.00
Meeting attendance	0.00	0.00	0.00	0.00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Description of other variable compensation
Post-employment	0.00	0.00	0.00	0.00
Extinction of job position	0.00	0.00	0.00	0.00
Share-based (including options)	0.00	3,673,000.00	0.00	3,673,000.00
Note

    In compliance with CVM/SEP Circular Letter 2022, the number of paid members in each corporate body was calculated using the annual average of the number of paid members in each body determined monthly, to two decimal places.

Total compensation	0.00	17,306,000.00	0.00	17,306,000.00

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Total Compensation for the Fiscal Year Ended 12/31/2019 - Annual Amounts
	Board of Directors	Executive Board	Fiscal Board	Total
Overall number of members	6.00	8.08	0.00	14.08
Number of paid members	0.00	8.08	0.00	8.08
Fixed annual compensation
Salary or service remuneration	0.00	6,096,328.11	0.00	6,096,328.11
Direct and indirect benefits	0.00	936,394.42	0.00	936,394.42
Committee membership	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	5,053,269.96	0.00	5,053,269.96
Meeting attendance	0.00	0.00	0.00	0.00

Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	0.00	0.00	0.00
Extinction of job position	0.00	0.00	0.00	0.00
Share-based (including options)	0.00	5,053,269.96	0.00	5,053,269.96
Note

    In compliance with CVM/SEP Circular Letter 2022, the number of paid members in each corporate body was calculated using the annual average of the number of paid members in each body determined monthly, to two decimal places.

Total compensation	0.00	17,139,262.45	0.00	17,139,262.45

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    13.3 - Variable compensation of the board of directors, executive board and fiscal board

2022	Board of Directors	Executive Board	Fiscal Board	Total
Overall number of members	6.00	10	=	16.00
Number of paid members	0.00	10	=	10.00
Bonus
Minimum amount provided for in the compensation plan	=	=	=	=
Maximum amount provided for in the compensation plan	=	=	=	=
Amount provided for in the compensation plan if the targets are met	=	=	=	=
Profit Sharing
Minimum amount provided for in the compensation plan	=	N/A	=	N/A
Maximum amount provided for in the compensation plan	=	11,181,000.00	=	11,181,000.00
Amount provided for in the compensation plan if the targets are met	=	N/A	=	N/A

2021	Board of Directors	Executive Board	Fiscal Board	Total
Overall number of members	5.00	7.67	=	12.67
Number of paid members	0.00	7.67	=	7.67
Bonus
Minimum amount provided for in the compensation plan	=	=	=	=
Maximum amount provided for in the compensation plan	=	=	=	=
Amount provided for in the compensation plan if the targets are met	=	=	=	=
Profit Sharing
Minimum amount provided for in the compensation plan	=	5,458,410.19	=	5,458,410.19
Maximum amount provided for in the compensation plan	=	8,187,615.29	=	8,187,615.29
Amount provided for in the compensation plan if the targets are met	=	6,823,012.74	=	6,823,012.74
Amount effectively recognized in the income statement	=	8,021,586.67	=	8,021,586.67

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2020	Board of Directors	Executive Board	Fiscal Board	Total
Overall number of members	6.00	9.42	=	15.42
Number of paid members	0.00	9.42	=	9.42
Bonus
Minimum amount provided for in the compensation plan	=	=	=	=
Maximum amount provided for in the compensation plan	=	=	=	=
Amount provided for in the compensation plan if the targets are met	=	=	=	=
Amount effectively recognized in the income statement	=	=	=	=
Profit Sharing
Minimum amount provided for in the compensation plan	=	2,938,399.00	=	2,938,399.00
Maximum amount provided for in the compensation plan	=	4,407,600.00	=	4,407,600.00
Amount provided for in the compensation plan if the targets are met	=	3,673,000.00	=	3,673,000.00
Amount effectively recognized in the income statement	=	3,673,000.00	=	3,673,000.00

2019	Board of Directors	Executive Board	Fiscal Board	Total
Overall number of members	6.00	8.08	=	14.08
Number of paid members	0.00	8.08	=	8.08
Bonus
Minimum amount provided for in the compensation plan	=	=	=	=
Maximum amount provided for in the compensation plan	=	=	=	=
Amount provided for in the compensation plan if the targets are met	=	=	=	=
Amount effectively recognized in the income statement	=	=	=	=
Profit Sharing
Minimum amount provided for in the compensation plan	=	4,042,616.00	=	4,042,616.00
Maximum amount provided for in the compensation plan	=	6,063,924.00	=	6,063,924.00
Amount provided for in the compensation plan if the targets are met	=	5,053,269.96	=	5,053,269.96
Amount effectively recognized in the income statement	=	5,053,269.96	=	5,053,269.96

84

    13.4              Share-based compensation plan for the board of directors and executive board

    a.         General terms and conditions

    The following share-based compensation plans are in effect at the Company:

    • Profit-Sharing Program ("PSP");

    • Local Long-Term Incentive Program (Local "LTI"); and

    • Global Long-Term Incentive Plan ("CRDIV LTI").

    In addition, the management is subjecting to the Company’s sharesholders, at the Ordinary and Extraordinary Meeting to be held on April 29, 2022, Getnet LTI Program, which main terms and conditions are described in the Exhibit VI of this Proposal.

    Moreover, Grupo Santander is considering the implementation of LTI PagoNxt, as mentioned in the previous item 13.1.

    PSP, Local LTI and CRDIV LTI

    The first two plans are currently linked to the market price performance of units issued by Santander Brasil (SANB11 Units), which, until the completion of the Spin-Off, holds 100% of the Company's shares and is the leading institution in the prudential conglomerate to which the Company belongs.

    On the other hand, CRDIV LTI is tied to the market price performance of shares issued by Santander Spain (SAN shares), which is currently the indirect controlling shareholder of the Company.

    LTI Getnet

    As set forth in the previous item 13.1 and in the Exhibit VI of this Proposal, the program establishes indicators and accomplishment ratings that, in addition to resulting in achievement and exceeding of the Company's targets, provide participants with bonuses. Professionals holding the positions of Vice President, Executive Superintendent, Superintendent, Senior Manager, and Manager are eligible for the program. Except for Vice Presidents, the remaining participants in eligible positions will be appointed by the Company's Executive Committee, considering, among other factors, the participant's seniority, responsibilities, activities, and risk managed in the Company, with his/her participation renewed or revoked in each year of the cycle.

    Executive officers, and non-management employees appointed by the Company's Board of Directors, Compensation and Appointment Committee, and Executive Committee are eligible for these plans. The plans are three years in duration, encouraging eligible individuals to commit to long-term results.

    b.          Main purposes of the plans

    • Align the interests of the Company and plan participants to promote the growth and profitability of its operations while also acknowledging the participants' contributions to the development of the Company's activities;

    • Enable the Company to retain plan participants by offering them, as an added benefit, the opportunity to become shareholders or raise their stake in the Company; and

    • Promote the good performance of the Company and the interests of shareholders through long-term commitment by plan participants.

    c.          How the plan contributes to achieve these purposes

    The plans seek to contribute to the attainment of the objectives outlined above by assuring quality execution and long-term commitment. In addition to being subject to Malus and Clawback clauses, there is a direct correlation between the amounts to be received by eligible individuals and the Company's results. Thus, the plan participants' and shareholders' interests are matched.

    d.         How the plan fits into the issuer's compensation policy

    The plans are a critical component of the Company's compensation strategy because they are effective tools for recognizing and retaining Executive Board members over the short, medium, and long term, in addition to aligning the executives' interests with those of the Company.

85

    e.        How the plan aligns the interests of executive officers with those of the issuer over the short, medium and long-term

    The plans align the Executive Board members' and the Company's interests across the short, medium, and long term, as shares are received only if the Company's strategic objectives are consistently achieved over the duration of the respective plan cycles.

    f.         Maximum number of shares covered

    Not applicable, as the plans do not establish a cap on the number of shares involved. Under the Profit-Sharing Program ("PSP") and the Local Long-Term Incentive Program ("Local LTI"), Getnet purchases Santander Brasil units (SANB11) on the market for distribution to beneficiaries. Under the Global Long-Term Incentive Plan ("CRDIV LTI"), payment is based on shares issued by Santander Spain.

    g.        Maximum number of options to be granted

    Not applicable, as they are not purchase options.

    h.      Share purchase conditions

    The distribution of shares is contingent upon the beneficiaries meeting the targets set forth in their respective plans and not leaving the Company, whether on their own initiative or due to termination for cause.

    i.          Criteria to determine the purchase or exercise price

    PSP, Local LTI and CRDIV LTI

    Share-based compensation: the reference price for Santander Brasil units (SANB11) used in the share-based compensation calculation is the average closing price of the shares on B3 over the 15 (fifteen) days preceding the calculation, which must occur on the first business day of the month in which the units are distributed.

    LTI Getnet

    The reference price for Getnet units (GETT11) is determined by the average closing price of the shares on B3 over the 15 (fifteen) days preceding the calculation, which must occur on the first business day of the month in which the units are distributed, scheduled for February each year.

86

    j.         Criteria to determine the exercise period

    PSP, Local LTI and CRDIV LTI

    Not applicable, as the shares are purchased by Getnet and distributed to eligible individuals.

    LTI Getnet

    The shares will be distributed with a lock-up period (restriction on sale) of 1 (one) year.

    k.      Settlement method

    PSP, Local LTI and CRDIV LTI

    Distribution to eligible individuals of units issued by Santander Brasil (SANB11 Units), which, until the completion of the Spin-Off, holds 100% of the Company's shares and is the leading institution in the prudential conglomerate to which the Company belongs.

    LTI Getnet

    Distribution to eligible individuals of units issued by the Company.

    l.      Share transfer restrictions

    PSP, Local LTI and CRDIV LTI

    Not applicable, as the shares are purchased by Getnet and distributed to eligible individuals.

    LTI Getnet

    The shares will be distributed with a lock-up period (restriction on sale) of 1 (one) year.

87

    m.      Criteria and events which, when verified, will result in suspension, change or termination of the plan

    PSP, Local LTI and CRDIV LTI

    The plans are subject to Malus and/or Clawback clauses, which provide that the Company's Board of Directors, upon recommendation of the Compensation and Appointment Committee, may approve the reduction and/or refund of up to 100% of each participant's amount under the following circumstances:

•	poor financial performance of the Company;
•	non-compliance by the participant with internal rules and regulations, particularly those governing risks;
•	substantial changes in the Company's financial statements, as determined by external auditors, except if resulting from changes in accounting standards. Should the Board of Directors deem it necessary, it may also consider the Santander Group's financial statements in this analysis;
•	significant changes in the Company's share capital or in its qualitative risk assessment. Should the Board of Directors deem it necessary, it may also consider changes in the Santander Group's share capital in this analysis;
•	significant risk management failures on the part of the Company or a business or risk control unit;
•	increased capital needs of the Company or a business unit that were not anticipated at the time the exposures were created;
•	regulatory sanctions or court convictions for acts that may be attributable to the unit or those responsible therefor;
•	non-compliance with the Company's internal codes of conduct; and
•	individual or collective misconduct resulting in negative consequences derived from the sale of inappropriate products, as well as the responsibilities of individuals or committees of the Company that made these decisions must be especially considered.

    LTI Getnet

    Conditions are described in the Exhibit VI of this Proposal.

    n.        Effects of the executive officer's departure from issuer's governance bodies on his/her rights under the share-based compensation plan

    PSP, Local LTI and CRDIV LTI

    The plans will be terminated, in advance and by operation of law, and the participant will forfeit his or her right to participate in the plan and receive future installments if he or she resigns, is terminated for cause under the terms of article 482 of the Consolidation of Labor Laws or is removed from a statutory position by unilateral decision of the Company.

    If a participant's employment contract is terminated for acts performed by the Company pursuant to article 483 of the Consolidated Labor Laws, or if the participant is terminated without cause, due to retirement, or in the event of death, he or she will receive the amount of the bonus portion referenced in units/shares applicable to him or her at the time the payments are made to other participants in the respective cycle.

    In the event of death, distribution will be made to the participant's successors.

    In the event of a participant's permanent disability, as documented by two medical reports (public and private institution), the participant will receive the amount of the bonus portion referenced in units/shares applicable to him or her at the time the payments are made to other participants in the respective cycle.

    In the event of suspension of the employment contract due to illness or work-related accident, the participant will receive the amount of the bonus portion referenced in units/shares applicable to him or her at the time the payments are made to other participants in the respective cycle.

    LTI Getnet

    Conditions are described in the Exhibit VI of this Proposal.

88

    13.5 Share-Based Compensation

    The Company informs that there are no information regarding share-based compensation for the fiscal year of 2022 considering that no shares were granted up to the present moment.

Share-based compensation for the fiscal year ended December 31st, 2022	Executive Board	Board of Directors
Overall number of members	10	6.0
Number of paid members	10	0.0
Grant of share options
Grant date	N/A	N/A
Number of options granted	N/A	N/A
Vesting schedule	N/A	N/A
Expiration date	N/A	N/A
Share transfer lock-up period	N/A	N/A
Weighted average exercise price:	N/A	N/A
(a) Options outstanding at the beginning of the fiscal year	N/A	N/A
(b) Options forfeited during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
(d) Options expired during the fiscal year	N/A	N/A
Options fair value on each grant date	N/A	N/A
Potential dilution upon exercise of all options granted	N/A	N/A

Share-based compensation for the fiscal year ended December 31st, 2021	Executive Board	Board of Directors
Overall number of members	7.67	5.00
Number of paid members	7.67	0.00
Grant of share options
Grant date	03/24/2022	N/A
Number of options granted	224,948	N/A
Vesting schedule	60% -03/25/2023 13.33% – 03/25/2024 13.33% - 03/25/2025 13.33% - 03/25/2026	N/A
Expiration date	N/A	N/A
Share transfer lock-up period	N/A	N/A
Weighted average exercise price:	N/A	N/A
(a) Options outstanding at the beginning of the fiscal year	N/A	N/A
(b) Options forfeited during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
(d) Options expired during the fiscal year	N/A	N/A
Options fair value on each grant date	32.00	N/A
Potential dilution upon exercise of all options granted	N/A	N/A

89

Share-based compensation for the fiscal year ended December 31st, 2020	Executive Board	Board of Directors
Overall number of members	9.4	6.0
Number of paid members	9.4	0.00
Grant of share options
Grant date	03/25/2021	N/A
Number of options granted	82,979	N/A
Vesting schedule	60% - 03/25/2022 13.33% – 03/25/2023 13.33% - 03/25/2024 13.33% - 03/25/2025	N/A
Expiration date	N/A	N/A
Share transfer lock-up period	N/A	N/A
Weighted average exercise price:	N/A	N/A
(a) Options outstanding at the beginning of the fiscal year	N/A	N/A
(b) Options forfeited during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
(d) Options expired during the fiscal year	N/A	N/A
Options fair value on each grant date	42.56	N/A
Potential dilution upon exercise of all options granted	N/A	N/A

Share-based compensation for the fiscal year ended December 31st, 2019	Executive Board	Board of Directors
Overall number of members	8	6.00
Number of paid members	8	0.00
Grant of share options		N/A
Grant date	03/25/2020	N/A
Number of options granted	77,935	N/A
Vesting schedule	60% - 03/25/2021 13.33% - 03/25/2022 13.33% - 03/25/2023 13.33% - 03/25/2024	N/A
Expiration date	N/A	N/A
Share transfer lock-up period	N/A	N/A
Weighted average exercise price:	N/A	N/A
(a) Options outstanding at the beginning of the fiscal year	N/A	N/A
(b) Options forfeited during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
(d) Options expired during the fiscal year	N/A	N/A
Options fair value on each grant date	44.42	N/A
Potential dilution upon exercise of all options granted	N/A	N/A

    For informational purposes, we have included in the table above the amounts referring to the variable compensation programs with share-based compensation that our executive officers are eligible for, as indicated in item 13.4 of this Form. However, we underscore that these plans provide for share-based compensation, but do not involve the grant or exercise of share options.

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    13.6 Options outstanding

    As of December 31st, 2021, the members of the Company's Executive Board and Board of Directors had no options outstanding.

    13.7 - Options exercised and shares distributed

    All the information below are related to PSP, Local LTI and CRDIV LTI, given that no option was exercised in the context of Getnet LTI.

Options outstanding at the close of the fiscal year ended 12/31/2021	Executive Board	Board of Directors
Number of members	7.67	5.00
Number of paid members	7.67	0.00
Options exercised
Number of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Difference between the exercise price and market price of shares underlying the options exercised	N/A	N/A
Shares distributed
Number of shares distributed	58,888	N/A
Weighted average purchase price	42.63	N/A
Difference between the purchase price and market price of shares purchased	0	N/A

Options outstanding at the close of the fiscal year ended 12/31/2020	Executive Board	Board of Directors
Number of members	9.4	6.0
Number of paid members	9.4	N/A
Options exercised
Number of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Difference between the exercise price and market price of shares underlying the options exercised	N/A	N/A
Shares distributed
Number of shares distributed	105,791	N/A
Weighted average purchase price	42.66	N/A
Difference between the purchase price and market price of shares purchased	0	N/A

91

Options outstanding at the close of the fiscal year ended 12/31/2019	Executive Board	Board of Directors
Number of members	8.08	6.00
Number of paid members	8.08	N/A
Options exercised
Number of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Difference between the exercise price and market price of shares underlying the options exercised	N/A	N/A
Shares distributed
Number of shares distributed	107,500	N/A
Weighted average purchase price	41.96	N/A
Difference between the purchase price and market price of shares purchased	0	N/A

    13.8 Share/option pricing

    The following itens are not applicable to Getnet LTI, which is going to be submitted for resolution at the Ordinary and Extraordinary General Meeting and is set forth in the Exhibit VI of this Proposal.

    a.              pricing model

    Not applicable to the Profit-Sharing Program, Local LTI, or CRDIV LTI, as their purpose is to compensate participants in Units issued by Santander Brasil or shares issued by Santander Spain, as applicable, as part of the Company's Variable Compensation plan.

    b.         data and assumptions used in the pricing model, including weighted average share price, exercise price, expected volatility, option life, expected dividends and risk-free interest rate

    Not applicable to the Profit-Sharing Program, Local LTI, or CRDIV LTI, as their purpose is to compensate participants in Units issued by Santander Brasil or shares issued by Santander Spain, as applicable, as part of the Company's Variable Compensation plan.

    c.              method used and assumptions made to incorporate the expected effects of early exercise

    Not applicable to the Profit-Sharing Program, Local LTI, or CRDIV LTI, as their purpose is to compensate participants in Units issued by Santander Brasil or shares issued by Santander Spain, as applicable, as part of the Company's Variable Compensation plan.

    d.              method for determining expected volatility

    Not applicable to the Profit-Sharing Program, Local LTI, or CRDIV LTI, as their purpose is to compensate participants in Units issued by Santander Brasil or shares issued by Santander Spain, as applicable, as part of the Company's Variable Compensation plan.

    e.              any other option characteristic considered in its fair value determination

    Not applicable to the Profit-Sharing Program, Local LTI, or CRDIV LTI, as their purpose is to compensate participants in Units issued by Santander Brasil or shares issued by Santander Spain, as applicable, as part of the Company's Variable Compensation plan.

92

    13.9 Interest held, grouped by governance body

Company Name: Getnet Adquirência e Serviços para Meios de Pagamento S.A.
Board of Directors
Final Balance on 12/31/2021
Security/Derivative	Characteristics of the Securities	Total Amount
Shares	Units	75,122

Company Name: Getnet Adquirência e Serviços para Meios de Pagamento S.A.
Executive Board
Final Balance on 12/31/2021
Security/Derivative	Characteristics of the Securities	Total Amount
Shares	Units	31,247

    13.10 Information on pension plans provided to members of the board of directors and executive officers

    Not applicable, as the members of the Executive Board and Board of Directors do not have pension plans sponsored by the Company.

93

    13.11 Maximum, Minimum and Average Individual Compensation for the Board of Directors, Executive Board and Fiscal Board

    Annual amounts

	Executive Board			Board of Directors			Fiscal Board			Audit Committee
	12/31/2021	12/31/2020	12/31/2019	12/31/ 2021	12/31/ 2020	12/31/ 2019	12/31/ 2021	12/31/ 2020	12/31/ 2019	12/31/ 2021	12/31/ 2020	12/31/ 2019
Number of members	7.67	9.42	8.08	5.30	6.00	6.00	0.00	0.00	0.00	0.00	0.00	0.00
Number of paid members	7.67	9.42	8.08	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Highest compensation (BRL)	11,628,452.80	5,763,059.20	7,675,060.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Lowest compensation (BRL)	1,828,727.20	1,498,873.86	1,483,027.80	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Lowest compensation (BRL)	3.800.057,57	1,837,154.99	2,121,195.85	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

    Note

Executive Board
12/31/2021

    (i) the lowest individual compensation does not consider members who did not hold the applicable post for the entire 12-month period of the fiscal year;

    (ii) the amounts are net of social charges. The number of members was calculated in accordance with the guidelines of OFÍCIO CIRCULAR/ANUAL-2022- CVM/SEP.

12/31/2020

    (i) the lowest individual compensation does not consider members who did not hold the applicable post for the entire 12-month period of the fiscal year;

    (ii) the amounts are net of social charges. The number of members was calculated in accordance with the guidelines of OFÍCIO CIRCULAR/ANUAL-2022- CVM/SEP.

12/31/2019

    (i) the lowest individual compensation does not consider members who did not hold the applicable post for the entire 12-month period of the fiscal year;

    (ii) the amounts are net of social charges. The number of members was calculated in accordance with the guidelines of OFÍCIO CIRCULAR/ANUAL-2022- CVM/SEP.

94

Board of Directors
12/31/2021	The number of members was calculated in accordance with the guidelines of OFÍCIO CIRCULAR/ANUAL-2022- CVM/SEP.
12/31/2020	The number of members was calculated in accordance with the guidelines of OFÍCIO CIRCULAR/ANUAL-2022- CVM/SEP.
12/31/2019	The number of members was calculated in accordance with the guidelines of OFÍCIO CIRCULAR/ANUAL-2022- CVM/SEP.

Fiscal Board
12/31/2021	N/A
12/31/2020	N/A
12/31/2019	N/A

Audit Committee
12/31/2021	N/A
12/31/2020	N/A
12/31/2019	N/A

95

    13.12 Mechanisms to compensate or indemnify directors and executive officers in case of removal from office or retirement

    The executive officers have signed a garden leave agreement with the Company, undertaking not to engage in any professional activity at any other company or financial institution for a period of three months following their departure from the Company, in return for the payment of a consideration by the Company. This obligation will apply in the event of voluntary termination and will be at the Company's discretion in the event of involuntary termination. The consideration is equivalent to up to 180 days of the executive's fixed monthly salary, as compensation.

    There are no contractual arrangements, insurance policies or other instruments structuring mechanisms to compensate or indemnify directors and executive officers in case of removal from office or retirement.

    13.13 Percentage of total compensation held by directors, executive officers and fiscal board members who are related parties to the controlling shareholders

    Fiscal year ended December 31st, 2021.

Governance Body	Related-Party Percentage
Board of Directors	N/A
Executive Board	0%
Fiscal Board	N/A

    Fiscal year ended December 31st, 2020.

Governance Body	Related-Party Percentage
Board of Directors	N/A
Executive Board	50%
Fiscal Board	N/A

    Fiscal year ended December 31st, 2019.

Governance Body	Related-Party Percentage
Board of Directors	N/A
Executive Board	54%
Fiscal Board	N/A

96

    13.14 Compensation of directors, executive officers and fiscal board members, grouped by governance body, received for any reason other than the position they hold

    Not applicable, as there is no amount recognized in the Company's results over the last three fiscal years as compensation received by the members of its Board of Directors, Executive Board, or Fiscal Board for any reason other than the position they hold.

    13.15 Compensation of directors, executive officers and fiscal board members recognized in the results of the issuer's direct or indirect controlling shareholders, companies under common control and subsidiaries

Fiscal year 12/31/2021 – compensation earned for performing the position duties at the issuer	Board of Directors	Executive Board	Fiscal Board	Total
Direct and indirect controlling shareholders	0.00	0.00	0.00	0.00
Subsidiaries of the issuer	0.00	0.00	0.00	0.00
Companies under common control	0.00	0.00	0.00	0.00

Fiscal year 12/31/2020 – compensation earned for performing the position duties at the issuer	Board of Directors	Executive Board	Fiscal Board	Total
Direct and indirect controlling shareholders	1,088,708.02	0.00	0.00	1,088,708.02
Subsidiaries of the issuer	0.00	0.00	0.00	0.00
Companies under common control	0.00	0.00	0.00	0.00

97

Fiscal year 12/31/2019 – compensation earned for performing the position duties at the issuer	Board of Directors	Executive Board	Fiscal Board	Total
Direct and indirect controlling shareholders	5,962,106.88	0.00	0.00	5,962,106.88
Subsidiaries of the issuer	0.00	0.00	0.00	0.00
Companies under common control	0.00	0.00	0.00	0.00

    13.16 Other material information

    N/A.

98

Management Proposal | Ordinary and Extraordinary General Meeting | April 29, 2022

    EXHIBIT VI

    STOCK-BASED COMPENSATION PLAN (pursuant to Annex 13 of CVM Instruction no. 481)

      Provide a copy of the proposed plan

    LONG-TERM INCENTIVE PROGRAM OF GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

    I.              OBJECTIVE

    The Long-Term Incentive Plan of Getnet Adquirência e Serviços para Meios de Pagamento S.A. ("Getnet" or "Company") ("Getnet LTI Program") is predicated on the following core objectives and assumptions:

    (a) align the interests of Getnet and the Participant's to promote the growth and profitability of the Company's operations, while also acknowledging his/her contributions;

    (b) enable the Company to retain the Participant by offering him/her, as an added benefit, the opportunity to increase his/her monetary earnings, under the terms, conditions, and procedures set forth in the Plan; and

    (c) promote the good performance of the Company and the interests of shareholders through long-term commitment by the Participant.

    II.              ELIGIBILITY, INDICATORS AND PAYMENT

    The program establishes indicators and accomplishment ratings that, in addition to resulting in achievement and exceeding of the Company's targets, provide participants with bonuses (except for the CEO).

    Professionals holding the positions of Vice President, Executive Superintendent, Superintendent, Senior Manager, and Manager are eligible for the program. Except for Vice Presidents, the remaining participants in eligible positions will be appointed by the Company's Executive Committee, considering, among other factors, the participant's seniority, responsibilities, activities, and risk managed in the Company, with his/her participation renewed or revoked in each year of the cycle.

    The indicators measured for the purposes of the plan are:

INDzICATOR	WEIGHT
BAI	50%
ACTIVE CUSTOMER BASE	30%
MARKET SHARE	20%

    BAI: Benefits before Taxes

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Management Proposal | Ordinary and Extraordinary General Meeting | April 29, 2022

    For payment purposes, targets are calculated annually based on the weighting of the program's indicators.

    Payment will be made within the achievement thresholds indicated in the table below:

Achievement of Indicators	Percentage Applied on Target Values
<=80%	80%
100%	100%
>=120%	120%

    The program's payment trigger will be the achievement of a BAI average of at least 80% over the three-year period.

    The established targets cover the three-year period from 2021 to 2023, with deferred payments scheduled for 2024, 2025, and 2026, as shown in the table below:

YEAR	PAYMENT YEAR
2021	2024
2022	2025
2023	2026

    Deferred installments will be indexed to the CDI for adjustment from the retention period to the payment date in the following manner:

    •              50% in Getnet Units with a one-year lock-up period or share-based instruments; and

    •              50% cash.

    The diagram below illustrates the process:

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Management Proposal | Ordinary and Extraordinary General Meeting | April 29, 2022

    The Plan is subject to a Malus clause, which provides that the Company's Board of Directors, upon recommendation of the Compensation and Appointment Committee, may approve the reduction of up to 100% of each participant's amount under the following circumstances:

(a)	poor financial performance of the Company;
(b)	non-compliance by the participant with internal rules and regulations, particularly those governing risks;
(c)	substantial changes in Getnet's financial statements, as determined by external auditors, except if resulting from changes in accounting standards. Should the Board of Directors deem it necessary, it may also consider the Santander Group's financial statements in this analysis; or
(d)	significant changes in Getnet's share capital or in its qualitative risk assessment. Should the Board of Directors deem it necessary, it may also consider changes in the Santander Group's share capital in this analysis.

    III.              ADMISSION, CHANGE OF POSITION, TERMINATION, REMOVAL, DEATH AND DISABILITY

    For those admitted after the month of the cycle's start, payment will be proportional to the number of months worked in each year of the cycle, considering that a valid month must contain at least 15 (fifteen) days worked.

    If the participant changes job positions, the payment will be proportional to the target for each position during the calculation period.

    In the event of termination of the participant, the following rules shall apply:

    a)  if the Participant resigns, is terminated for cause, or is otherwise removed from his/her position between the time of appointment to the plan and the effective "LTI" payment date, the Participant forfeits his/her right of eligibility to the plan, thereby terminating the Agreement by operation of law as well as any unpaid withheld amounts;

    b)  if a Participant's employment contract is terminated for acts performed by the Company pursuant to article 483 of the Consolidated Labor Laws, or if the Participant's employment contract is terminated without cause or due to exoneration, he or she will receive the amounts withheld proportionate to the time of contribution under the Plan's period until the termination date;

    c)  if the Participant submits a resignation request for transfer to another company within the Santander Group, he/she retains the right to the installments calculated in proportion to the period worked in the Company, with payment made on the date specified in the Plan's terms. If the Participant is terminated due to resignation, termination for cause, or removal from the position after transferring to another company within the Santander Group, the Participant forfeits his/her right to be eligible for the Plan, thereby terminating the Agreement by operation of law as well as any unpaid withheld amounts;

    d)  in the event of absences for maternity/adoption/paternity leave or for social security assistance due to work-related accident or illness, the beneficiaries will receive participation proportionate to the period worked, considering that a valid month must contain at least 15 days worked, along with at least 90 days of work during the year;

    e)  in the event of the Participant's death, the withheld amounts will be paid in advance;

    f)  in the event of the Participant's permanent disability, as documented by 2 (two) medical reports (public and private institution), the withheld amounts will be paid in advance;

    g)  in the event of the Participant's retirement, the withheld amounts will be paid proportionately, with payment made on the date specified in the Plan's terms;

    h)  other cases not addressed by the preceding items will be deliberated and decided by the Compensation and Appointment Committee.

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Management Proposal | Ordinary and Extraordinary General Meeting | April 29, 2022

    2. Inform the main characteristics of the proposed plan, identifying:

    a. Potential beneficiaries

    Professionals holding the positions of Vice President, Executive Superintendent, Superintendent, Senior Manager, and Manager are eligible for the Getnet LTI Program. Except for Vice Presidents, the remaining participants in eligible positions will be appointed by the Company's Executive Committee, considering, among other factors, the participant's seniority, responsibilities, activities, and risk managed in the Company, with his/her participation renewed or revoked in each year of the cycle.

    b. Maximum number of options to be granted

    Not applicable, as the plan does not include options.

    c. Maximum number of shares covered by the plan

    Not applicable, as the plan does not provide for a maximum number of shares covered.

    d. Purchase conditions

    The distribution of shares is contingent upon the beneficiaries meeting the targets set forth in their respective plans and not leaving the Company, whether on their own initiative or due to termination for cause.

    e. Detailed criteria to determine the exercise price

    The reference price for Getnet units (GETT11) is determined by the average closing price of the shares on B3 over the 15 (fifteen) days preceding the calculation, which must occur on the first business day of the month in which the units are distributed, scheduled for February each year.

    f. Criteria to determine the exercise period

    The shares will be distributed with a lock-up period (restriction on sale) of 1 (one) year.

    g. Option settlement method

    Not applicable, as the plan does not include options.

    h. Criteria and events which, when verified, will result in suspension, change or termination of the plan

    (a)   poor financial performance of the Company;

    (b)   non-compliance by the participant with internal rules and regulations, particularly those governing risks;

102

Management Proposal | Ordinary and Extraordinary General Meeting | April 29, 2022

    (c)   substantial changes in Getnet's financial statements, as determined by external auditors, except if resulting from changes in accounting standards. Should the Board of Directors deem it necessary, it may also consider the Santander Group's financial statements in this analysis; or

    (d)   significant changes in Getnet's share capital or in its qualitative risk assessment. Should the Board of Directors deem it necessary, it may also consider changes in the Santander Group's share capital in this analysis.

    3. Justify the proposed plan, explaining:

      The main purposes of the plan

      Align the interests of the Company and plan participants to promote the growth and profitability of the Company's operations, while also acknowledging the participants' contributions to the development of the Company's activities;
      Enable the Company to retain plan participants in its workforce by offering them, as an added benefit, the opportunity to become shareholders or raise their stake in the Company; and
      Promote the good performance of the Company and the interests of shareholders through long-term commitment by plan participants.

      How the plan contributes to achieve these purposes

    The plan contributes to the attainment of the objectives outlined above by assuring quality execution and long-term commitment. There is a direct correlation between the amounts to be received by eligible Participants and the Company's results, in addition to including a Malus clause. Thus, the plan Participants' and shareholders' interests are matched.

      How the plan fits into the company's compensation policy

    The plan is a critical component of the Company's compensation strategy because it is an effective tool for recognizing and retaining the Participants over the long term, while also promoting alignment with the Company's interests.

    d. How the plan aligns the interests of beneficiaries with those of the company over the short, medium and long-term

    The plan aligns the Participants' and the Company's interests because the shares are distributed only if the Company's strategic objectives are consistently achieved during the term of the program.

    The payment format is 50% in shares or share-based instruments and 50% in cash, with shares subject to a one-year lock-up period, which contributes to the Participant remaining committed to the Company's and shareholder's interests to achieve sustainable results, given that these results have a direct impact on the value of the shares associated with the long-term variable compensation incentive.

    4. Estimate the company's expenses with the plan under applicable accounting rules

    Expenditure in connection with the plan is estimated at R$ 7 million per year of the cycle, or R$ 21 million overall during the three-year period, plus applicable charges.

103

    SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    Date: March 29, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer